Exhibit 2.1

DATED 27 FEBRUARY 2012

THE SELLERS

whose names are listed in Part 1A of the Schedule

AND

LUFKIN INDUSTRIES HOLDINGS UK LIMITED

AGREEMENT

relating to the sale and purchase of the entire issued share capital of

Zenith Oilfield Technology Ltd

10.2 Arbitration	19
10.3 Resolution by the Courts	19

11 MISCELLANEOUS PROVISIONS	19

11.1 Announcements	19
11.2 Confidentiality	20
11.3 Late Payments and Default Interest	20
11.4 Set-Off and Gross-up	21
11.5 Assignments, Transfers and Subcontracting	21
11.6 Further Assurance	21
11.7 Costs	21
11.8 Amendments	22
11.9 No Waiver	22
11.10 Discretion	22
11.11 Language	22
11.12 Entirety	22
11.13 Liabilities, Rights and Remedies	23
11.14 Time of the Essence	23
11.15 Severance	23
11.16 Notices	23

PART 1A	30

THE SELLERS	30

PART 1B	31

SUBSIDIARIES OF THE COMPANY	31

PART 2 CORPORATE INFORMATION	32

PART 2A	32

DETAILS OF THE COMPANY	32

PART 3	34

COMPLETION AND POST-COMPLETION OBLIGATIONS	34

PART 4A	36

GENERAL WARRANTIES	36

PART 5	73

LIMITATIONS ON LIABILITY	73

PART 6 INTELLECTUAL PROPERTY	78

PART 6A	78

REGISTERED IP	78

PART 6B	79

MATERIAL UNREGISTERED IP	79

PART 6C	80

IP LICENCES FROM THIRD PARTIES	80

PART 6D	81

IP LICENCES TO THIRD PARTIES	81

PART 7A	82

THE PROPERTIES	82

PART 7B	83

THE FOREIGN PROPERTIES	83

PART 8	84

EMPLOYEES	84

PART 8A	84

EMPLOYEES OF THE GROUP	84

PART 8B	85

KEY PERSONNEL	85

PART 9	86

ESCROW PROVISIONS	86

Agreed Form Documents

A	Employment Agreements

B	Escrow Agreement

C	Tax Deed

D	Powers of Attorney

THIS AGREEMENT is made on 27th February 2012

BETWEEN:

(1)	THE PERSONS whose names and addresses are set out in column 1 of Part 1A of the Schedule (the Sellers); and

(2)	LUFKIN INDUSTRIES HOLDINGS UK LIMITED, a company incorporated under the laws of Scotland under number SC417867 whose registered office is at 24 Great King Street, Edinburgh EH3 6QN, Scotland (the Buyer).

RECITALS:

(A)	The Company (as defined below) is a private company limited by shares and incorporated in Scotland. Details of each Group Company (as defined below) are set out in Part 2 of the Schedule.

(B)	The Founders (as defined below) are the legal and beneficial owners of the Shares (as defined below) set out against their respective names in Part 1A of the Schedule. The Option Holders (as defined below) will, at the Completion (as defined below), be the legal and beneficial owners of the Shares set out against their respective names in Part 1A of the Schedule.

(C)	The Sellers have agreed to sell and the Buyer has agreed to buy the Shares on the terms, and subject to the conditions, of this Agreement.

IT IS AGREED as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

2010 Accounts means the audited accounts of the Company for the accounting reference period ended on 31 May 2010 comprising a balance sheet and a profit and loss account notes and auditors’ and directors’ reports and a cash flow statement (copies of which are attached to the Disclosure Letter);

Accounts means the audited accounts of the Company for the accounting reference period ended on the Accounts Date comprising a balance sheet and a profit and loss account notes and auditors’ and directors’ reports and a cash flow statement (copies of which are attached to the Disclosure Letter;

Accounts Date means 31 May 2011;

Affiliate means, in relation to a company, a company which is its subsidiary or holding company, or a subsidiary of such holding company;

Agreed Form means, in relation to a document, the form of the document agreed by the Parties and initialled by the Buyer and the Sellers for identification;

Agreement means this agreement together with all its recitals and Schedule;

Anti-Boycott Rules is defined in paragraph 5.7 of Part 4A of the Schedule;

Anti-Corruption Laws is defined in paragraph 5.4.1(a) of Part 4A of the Schedule;

Anti-Money Laundering Laws is defined in paragraph 5.5 of Part 4A of the Schedule;

Applicable Law means, in relation to any Person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives, treaties, ordinances, municipal by-laws and orders of and the terms of all judgments, orders, decrees, directives, awards and writs issued by any governmental authority by which such Person is bound or which has application to the transaction or event in question;

Approved Schemes is defined in paragraph 22.2 of Part 4B of the Schedule;

British Pounds or £ means the lawful currency of the United Kingdom;

Business Day means a Day (other than a Saturday and a Sunday) on which banks generally are open for business in Houston and Aberdeen;

Buyer is defined on page 1 to this Agreement;

Buyer’s Accountants means KPMG;

Buyer’s Warranties means the warranties given by the Buyer in Clause 6.1;

Claim is defined in paragraph 1 of Part 5 of the Schedule;

Company means Zenith Oilfield Technology Ltd, a company incorporated under the laws of Scotland under Company Number SC260113 whose registered office is at Thainstone Business Park, Inverurie, Aberdeenshire, Scotland AB51 5GT;

Completion means completion of the sale and purchase of the Shares in accordance with this Agreement;

Completion Date means 29 February 2012;

Competition Laws is defined in paragraph 7.1 of Part 4A of the Schedule;

Confidential Information is defined in Clause 11.2.1;

Consideration means the sum of eighty five million three hundred and four thousand and nine hundred and fifty nine British Pounds (£85,304,959);

Data Room means the electronic data room created by the Sellers containing documents relating to the Group, the CDs and pen drive containing copies of the contents of which have been initialled by the Sellers’ Solicitors and the Buyer;

Day means a period of twenty four (24) hours beginning and ending on 00.00 hours midnight and Daily shall be construed accordingly;

De Minimis Claim is defined in paragraph 1.1.1 of Part 5 of the Schedule;

Director means any director of either Group Company whose name is listed in Part 2 of the Schedule;

Disclosure Letter means the letter dated the date of this Agreement from the Warrantors to the Buyer making certain disclosures against the Warranties;

Dispute means a dispute between any of the Parties under, arising out of, or in connection with this Agreement, including any question regarding its existence or validity;

EMI Options is defined in paragraph 22.3 of Part 4B of the Schedule;

Employees means the persons employed by the Company or the Subsidiary whose names are listed at Part 8A of the Schedule;

Employment Agreement means the employment agreement in the Agreed Form marked as “A” which shall be executed by each Key Personnel at Completion;

Encumbrance means a charge, mortgage, pledge, lien, restriction, third party right or interest or other encumbrance securing any obligation of any person or any other type of preferential arrangement (including title transfer and retention arrangements) having a similar effect;

Environment is defined in paragraph of 21.1 of Part 4A of the Schedule;

Environmental Laws is defined in paragraph 21.1 of Part 4A of the Schedule;

Environmental Matters is defined in paragraph 21.1 of Part 4A of the Schedule;

Escrow Account means the interest bearing deposit account in the joint names of the Buyer and the Sellers’ Solicitors to be maintained by the Escrow Agent in accordance with the Escrow Agreement;

Escrow Agent means the Seller’s Solicitors;

Escrow Agreement means the agreement in the Agreed Form marked “B” among the Escrow Agent, the Buyer and the Founders;

Escrow Sum means the sum of four million British Pounds (£4,000,000) to be deposited into the Escrow Account on Completion in accordance with Clause 4.3(b)(iii), as such sum may be reduced in accordance with Part 9 of the Schedule and the terms of the Escrow Agreement;

Export Controls is defined in paragraph 5.8 of Part 4A of the Schedule;

Foreign Property means each leasehold property of the Group located in a territory other than Scotland, further particulars of which are set out in Part 7B of the Schedule;

Founders means Gregory Joseph Davie, Richard Andrew Hamilton, Leslie Eric Jordan and Keith Ian Kettlewell;

Gratuity is defined in paragraph 5.4.1(b) of Part 4A of the Schedule;

Group means the Company and the Subsidiary and Group Company or any member of the Group means either one of them;

Hazardous Substance is defined in paragraph of 21.1 of Part 4A of the Schedule;

holding company of a company or corporation means any company or corporation of which the first-mentioned company or corporation is a subsidiary;

Intellectual Property means patents, rights to inventions, utility models, copyright, trade marks, service marks, trade, business and domain names, rights in trade dress or get-up, rights in goodwill or to sue for passing off, rights in designs, rights in computer software, database rights, topography rights, moral rights, rights in confidential information (including know-how and trade secrets) and any other intellectual property rights, in each case whether registered or unregistered and including all applications for and renewals or extensions of such rights, and all similar or equivalent rights or forms of protection in any part of the world;

Intellectual Property Rights means all Intellectual Property owned or used by either Group Company, including all Intellectual Property set out in Part 6 of the Schedule;

IP Licences means all licences or agreements under which:

(a)	either Group Company uses or exploits Intellectual Property owned by any third party, further particulars of which are set out in Part 6C of the Schedule; or

(b)	either Group Company has licensed or agreed to license Intellectual Property to, or otherwise permit the use of any Intellectual Property Rights, by any third party, further particulars of which are set out in Part 6D of the Schedule;

IT Contracts is defined in paragraph 17.1 of Part 4A of the Schedule;

IT Services is defined in paragraph 17.1 of Part 4A of the Schedule;

IT System is defined in paragraph 17.1 of Part 4A of the Schedule;

Key Employees is defined in paragraph 18.1(b) of Part 4A of the Schedule;

Key Personnel means the persons specified in Part 8B of the Schedule;

Leakage means any of the following:

(a)	any dividend, or distribution declared, paid or made by either Group Company other than to another Group Company;

(b)	any payments made or agreed to be made by either Group Company, to (or assets transferred or surrendered to or liabilities assumed, indemnified, or incurred for the benefit of) any of the Sellers (including, without limitation, any payment or accrual of interest in respect of any period after the Management Accounts Date) by either Group Company;

(c)	any payments made or agreed to be made by either Group Company other than to another Group Company in respect of any loan capital or share capital or other securities of either Group Company being issued, redeemed, purchased or repaid, or any other return of capital;

(d)	the waiver by either Group Company of any amount owed to that Group Company by any of the Sellers;

(e)	any payment by either Group Company to any of the Sellers of any fees or expenses in connection with the preparation for, negotiation or consummation of the transactions contemplated by this Agreement;

(f)	any disposal of fixed assets to third parties or release of debts owed to creditors of either Group Company, in each case, for less than fair market value;

(g)	any bonus payments to employees, directors or officers of either Group Company;

(h)	the agreement or undertaking by either Group Company to do any of the matters set out in paragraphs (a) to (g), but does not include payments of salary and directors’ fees and reimbursement of expenses to the Sellers in the ordinary course of business between the Management Accounts Date and the Completion Date; or

(i)	any other payment not made in the ordinary course of business of the Group;

Lease means:

(i)	in relation to the Property, the lease under which such Property is held by the Company and any documents which are supplemental to such lease, further particulars of which are set out in Part 7A of the Schedule; and

(ii)	in relation to any Foreign Property, the lease under which such Foreign Property is held by any Group Company and any documents which are supplemental to such lease, further particulars of which are set out in Part 7B of the Schedule;

Licenses is defined in paragraph 5.2 of Part 4A of the Schedule;

Management Accounts means the unaudited accounts of the Company for the five (5) Month period ended 31 October 2011 (comprising a balance sheet and profit and loss account) (a copy of which is in the Data Room);

Management Accounts Date means 31 October 2011;

Material Contract is defined in paragraph 13.1 of Part 4A of the Schedule;

Month means a calendar month and Monthly shall be construed accordingly;

Nominated Persons means:

(a)	in the case of Clause 4.4, either Group Company and any shareholder, director, officer, employee or professional adviser of either Group Company;

(b)	in the case of Clause 5.4, any director, officer, employee or professional adviser of either Group Company;

(c)	in the case of Clause 8, each Group Company; and

(d)	in the case of Clause 11.5.4, the Buyer’s Affiliates;

OFAC is defined in paragraph 5.6(i) of Part 4A of the Schedule;

Omani Rials or R.O. means the lawful currency of the Sultanate of Oman;

Option Holders means Stephen John Beattie, Julian Cudmore and Alexander Skinner and Option Holder shall be construed accordingly;

Party means, subject to any express contrary indication, a party to this Agreement;

Pension Scheme means the defined contribution pension scheme of the Company administered by Scottish Widows;

Permitted Payment means any payment made by the Company or the Subsidiary since the Management Accounts Date other than any Leakage;

Proceedings means any suit, action or proceedings arising out of, or in connection with this Agreement;

Property means each leasehold property of the Group located in Scotland, further particulars of which are set out in Part7A of the Schedule;

Registered IP means all registered Intellectual Property Rights (including applications for such rights) owned or used by either Group Company, further particulars of which are set out in Part 6A of the Schedule;

Restricted Territories means:

(a)	the United Kingdom;

(b)	the United States of America;

(c)	the Sultanate of Oman;

(d)	the People’s Republic of China; and

(e)	any other country in which either Group Company carries on business at Completion or has carried on business within twelve (12) Months prior to Completion;

Sanctions is defined in paragraph 5.6(b) of Part 4A of the Schedule;

Sanctions Lists is defined in paragraph 5.6(a) of Part 4A of the Schedule;

SDN List is defined in paragraph 5.6(a) of Part 4A of the Schedule;

Sellers is defined on page 1 of this Agreement;

Sellers’ Solicitors means Stronachs LLP, 34 Albyn Place, Aberdeen AB10 1FW;

Shares means the shares comprising the entire issued share capital of the Company, further particulars of which are set out in Part 2A of the Schedule;

Settled Claim is defined in paragraph 3.1(d) of Part 5 of the Schedule;

Subsidiary means Zenith Oilfield Technology LLC, a company formed in the Sultanate of Oman, further particulars of which are set out in Part 2B of the Schedule;

subsidiary of a company or corporation means any company or corporation:

(a)	which is controlled, directly or indirectly, by the first-mentioned company or corporation; or

(b)	more than half the issued share capital of which is beneficially owned, directly or indirectly, by the first-mentioned company or corporation; or

(c)	which is a subsidiary of another subsidiary of the first-mentioned company or corporation,

and, for these purposes, a company or corporation shall be treated as being controlled by another if that other company or corporation is able to direct its affairs and/or to control the composition of its board of directors or equivalent body;

Sum Recovered means an amount equal to the amount recovered from a third party (and for this purpose, in addition to any cash payment, any payment in kind or discount, credit or like benefit obtained shall constitute an amount recovered) plus any interest in respect of the amount recovered from a third party less all reasonable costs and expenses, including Tax, incurred by the Buyer, its Affiliate or (as the case may be) the relevant Group Company in recovering the amount from the third party;

Tax is defined in the Tax Deed;

Tax Authority is defined in the Tax Deed;

Tax Deed means the deed of covenant relating to Tax in the Agreed Form marked “C” to be entered into on Completion between the Founders and the Buyer;

Tax Warranties means the representations and warranties set out in Part 4B of the Schedule and Tax Warranty means any one of them;

TFEU means the Treaty on the Functioning of the European Union that amends the EC Treaty as implemented by the Treaty of Lisbon on 13 December 2007;

Third Party Claim is defined in paragraph 3.2.1 of Part 5 of the Schedule;

UK GAAP means generally accepted accounting practices applied in the United Kingdom, incorporating the United Kingdom Accounting Standards and Applicable Law;

Unregistered IP means all material unregistered Intellectual Property Rights owned or used by either Group Company, further particulars of which are set out in Part 6B of the Schedule;

UNSC is defined in paragraph 5.6(a) of Part 4A of the Schedule;

US$ means the lawful currency of the United States of America;

VAT means value added tax chargeable under or pursuant to the Value Added Tax Act 1994 or the EC Council Directive 2006/112/EC on the common system of value added tax or any similar sales, purchase or turnover tax chargeable outside the European Union;

Warranties means the representations and warranties given by the relevant Warrantors in Clause 5.1 and Part 4 of the Schedule; and

Warrantors means:

(a)	each of the Sellers, severally, for the purposes of paragraphs 2.1.1, 2.1.2 and 3.1.1 of Part 4A of the Schedule; and

(b)	each of the Founders, jointly and severally for the purposes of any Warranty given pursuant to or in connection with this Agreement or the Tax Deed, save as provided in (a) above.

1.2	Interpretation

1.2.1	In this Agreement, subject to any express contrary indication:

(a)	words (including the definitions in Clause 1.1) importing the singular shall include the plural and vice versa;

(b)	any reference to any gender shall include the other genders;

(c)	any reference to a person shall be construed as including:

(i)	any person, firm, company, corporation, society, trust, foundation, government, state or agency of a state or any association or partnership (in each case whether or not having separate legal personality) of two (2) or more of these; and

(ii)	a reference to the successors, permitted transferees and permitted assignees of any of the persons referred to in Clause 1.2.1(c)(i);

(d)	any reference to this Agreement or any other agreement or document shall be construed as a reference to that agreement or document as it may have been, or may from time to time be, amended, varied, novated, replaced or supplemented;

(e)	any reference to a Clause shall be construed as a reference to a clause of this Agreement;

(f)	the rule known as the ejusdem generis rule shall not apply and accordingly:

(i)	general words introduced by the word other shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and

(ii)	any phrase introduced by the words include, including or in particular or any similar words or expression shall be construed as illustrative and shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(g)	any references to in writing shall include any modes of reproducing words in a legible and non-transitory form but shall not include e-mail;

(h)	any reference to a paragraph shall be construed as a reference to a paragraph of the Schedule in which such reference appears;

(i)	any reference to a Part shall be construed as a reference to a part of the Schedule in which such reference appears;

(j)	any reference to the Schedule shall be construed as a reference to the schedule to this Agreement;

(k)	any reference to a statute or enactment shall be construed as a reference to it as it may have been, or may from time to time be, (with or without modification) amended or re-enacted and any subordinate legislation made, or thing done, or may from time to time be done, under the statute or enactment except that, as between the Parties, no such amendment or modification shall apply for the purposes of this Agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any Party;

(l)	any reference to a time of day shall be construed as a reference to UK time and all periods of time (namely, a Day, Month and year) shall be calculated by reference to UK time;

(m)	any reference to any Scottish legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official, or any legal concept or thing shall in respect of any jurisdiction (other than Scotland) be deemed to include what most nearly approximates in that jurisdiction to the Scottish legal term;

(n)	any express obligation or liability of a Party to ensure or procure the performance of any obligation by any other person shall not be reduced, discharged or otherwise adversely affected by any act, omission, matter or thing which would have discharged or affected the liability of that Party had it been a principal obligor or by anything done or omitted by any person which, but for this provision, might operate or exonerate or discharge that Party or otherwise reduce or extinguish its liability under this Agreement;

(o)	unless otherwise specified, all references to currency herein shall be to British Pounds, and all payments required hereunder shall be paid in British Pounds. In all cases where it is necessary to determine the amount of a claim or whether a monetary limit or threshold set out herein has been reached or exceeded and the value of the relevant claim or claims or underlying value is expressed in a currency other than British Pounds, the value of each such claim or underlying value shall be converted into British Pounds at the prevailing exchange rate applicable to that amount of that non-British Pound currency by reference to the relevant spot exchange quote on Bloomberg Page at 11:00 a.m. London time on the Completion Date for all matters preceding such date, and for all other purposes on the date that the amount of the loss giving rise to such claim can be readily ascertained or, if such Day is not a Business Day, on the Business Day immediately preceding such Day; and

(p)	a person shall be deemed to be connected with another if that person is connected with another within the meaning of Section 1122 of the United Kingdom Corporation Tax Act 2010.

1.2.2	The table of contents and all headings in this Agreement are for ease of reference only and shall not affect the interpretation of this Agreement.

1.2.3	If any provisions of the Schedule at any time conflict with any of the other provisions of this Agreement (not contained in the Schedule), the provisions of this Agreement (not contained in the Schedule) shall prevail.

2	SALE AND PURCHASE OF SHARES

2.1	Sale and Purchase

Each of the Sellers shall sell and the Buyer shall buy the Shares set opposite the relevant Seller’s name in column 2 of Part 1A of the Schedule with effect from and including the Completion Date, together with all rights and advantages attaching or accruing to them on or after that date (including the right to receive all dividends, distributions or any return of capital declared, paid or made by the Company on or after that date).

2.2	Waiver of Pre-emption Rights

Each of the Sellers irrevocably waives any and all rights of pre-emption or other restrictions on transfer which may exist in respect of any of the Shares under the articles of association of the Company or otherwise and undertakes to take all steps necessary to ensure that any rights of pre-emption or other restrictions on transfer over any of the Shares are waived.

2.3	Simultaneous Sale of Shares

The Buyer is not obliged to complete the purchase of any of the Shares unless the sale of all of the Shares is completed simultaneously and all the parties perform their obligations under Clause 2.4.

2.4	Option Holders

Prior to Completion each Option Holder hereby undertakes:

(a)	to exercise its subscription option under which the relevant Option Holder is entitled to acquire the number of Shares shown against his name in column 2 of the table set out at Part 1A of the Schedule; and

(b)	to pay to the Company the relevant subscription monies due on exercise of such subscription option,

and the Founders, in their capacity as the board of the Company, undertake to approve the exercise of the said subscription options and allot and issue the said Shares, credited as fully paid to each of the Option Holders.

3	CONSIDERATION

3.1	Amount

The total consideration payable for the Shares shall be the sum equal to the Consideration, which shall be payable by the Buyer in cash on Completion in accordance with Clause 4.3.

3.2	Apportionment

The Consideration shall be apportioned among the Sellers as shown set against their respective names in Column 2 of Part 1A of the Schedule, but the Buyer shall not be concerned with the calculation of such division, which is set out in Column 3 of Part 1A of the Schedule.

3.3	Reduction in the Consideration

Any amount paid in respect of a breach of any of the Warranties or under Clause 5.8 or under and any portion of the Escrow Sum released to the Buyer under the Escrow Agreement shall (and shall be deemed to) give rise to a corresponding reduction in the Consideration, but for the avoidance of doubt such reduction shall not operate to reduce the total liability of the Warrantors in respect of any Claim for the purposes of paragraph 1.1.2 of Part 5 of the Schedule.

4	COMPLETION

4.1	Between the execution of this Agreement and Completion

Between the execution of this Agreement and Completion, the Sellers shall:

(a)	cause the business of the Group to be carried out in the normal course of business consistent with past practice;

(b)	seek the consent of the Buyer prior to taking any decisions material to such business; and

(c)	prevent any Leakage,

and any breach of this Clause 4.1 shall not entitle the Buyer to rescind this Agreement but the Buyer shall retain all other remedies in respect of such breach.

4.2	Place of Completion

Completion shall take place on the Completion Date at the offices of the Sellers’ Solicitors.

4.3	Completion Matters

On Completion:

(a)	the Sellers shall procure that the obligations specified in paragraph 1.1 of Part 3 of the Schedule are fulfilled; and

(b)	the Buyer shall:

(i)	procure that the obligations specified in paragraph 2.1 of Part 3 of the Schedule are fulfilled;

(ii)	pay or procure the payment of an amount equal to the Consideration less the Escrow Sum by way of telegraphic transfer of funds for same day value to the following account of the Sellers’ Solicitors (who are irrevocably authorised by each of the Sellers to receive such payment and whose receipt shall be a full discharge to the Buyer in respect of its payment obligations relating to such payment):

Account Name:	Stronachs LLP Clients Account
Bank:	Bank of Scotland, New Uberior House, 11 Earl Grey Street, Edinburgh
Account Number:	00105000
Sort Code:	802646
Swift Code:	BOFSGB21464
IBAN:	GB21BOFS80264600105000; and

(iii)	deposit the Escrow Sum by way of telegraphic transfer of funds for same day value with the Escrow Agent (which shall be dealt with in accordance with the terms of Part 9 of the Schedule and the Escrow Agreement).

4.4	Obligation to Complete

The Buyer shall not be required to complete this Agreement unless each Seller complies fully with its obligations under Clause 4.3(a). If any Seller fails so to comply, the Buyer may, without prejudice to any other remedy it may have for any such breach, terminate this Agreement upon notice to the Sellers. The Sellers shall not be required to complete this Agreement unless the Buyer complies fully with its obligations under Clause 4.3(b). If the Buyer fails so to comply, the Sellers may, without prejudice to any other remedy they may have for any such breach, terminate this Agreement upon notice to the Buyer.

4.5	Release by Sellers

4.5.1	Each of the Sellers confirms that at Completion he and his connected persons shall have no claim (whether in respect of any breach of contract, compensation for loss of office or monies due to him or it or on any account whatsoever) outstanding against either Group Company or against any of the shareholders, directors, officers, employees or professional advisers of either Group Company and that no agreement or arrangement (including any contract of employment) shall be outstanding under which either Group Company or any such person has or could have any obligation of any kind to him or his connected persons, except:

(a)	pursuant to his Employment Agreement;

(b)	with regard to his accrued employment rights under Applicable Law;

(c)	unpaid salary that has accrued since the payroll date immediately preceding the Completion Date; and

(d)	properly vouched expenses up to the Completion.

4.5.2	To the extent that any such claim or obligation referred to in Clause 4.5.1 exists or may exist, the relevant Seller irrevocably and unconditionally waives or shall procure the waiver of such claim or obligation and releases or shall procure the release of each Group Company and any such other persons from any liability whatsoever in respect of such claim or obligation.

4.6	Payment of Employee Bonus

The Buyer undertakes to procure that, in March 2012, the Company shall pay to each of the employees of the Company, a list of whom is attached as Appendix 3 to the Disclosure Letter, a cash bonus equal to the amount shown opposite that employee’s name as shown in that appendix.

5	WARRANTIES AND INDEMNITIES

5.1	Warranties

The Warrantors represent and warrant to the Buyer that each Warranty is true and accurate in all respects and not misleading on the date of this Agreement.

5.2	Warranties not Affected by Completion

The Warranties shall not in any respect be extinguished or affected by Completion.

5.3	Reliance

The Sellers acknowledge that the Buyer is entering into this Agreement in reliance upon representations in the terms of the Warranties made by the Warrantors with the intention of inducing the Buyer to enter into this Agreement and that, accordingly, the Buyer has been induced by those representations to enter into this Agreement.

5.4	No Recourse Against Employees

The Warrantors undertake to the Buyer that, in the event any claim is made against any of them arising out of or in relation to this Agreement or any of the Agreed Form Documents, they shall irrevocably and unconditionally waive any claim they may have against either Group Company or against any director, officer, employee or professional adviser of either Group Company on which, or on whom, they may have relied before agreeing to any terms of this Agreement or the Agreed Form Documents, or authorising any statement in the Disclosure Letter. However, this shall not preclude any Warrantor from claiming against any other Warrantor under any right of contribution or indemnity to which he may be entitled.

5.5	Buyer’s Knowledge

5.5.1	Subject to Clause 5.5.2 and 5.6.2, none of the Warranties, nor any provision in the Tax Deed, shall be, or shall be deemed to be, qualified, modified or discharged, nor shall a claim by the Buyer against the Warrantors under this Clause 5, be prevented or limited, by reason of any investigation or inquiry made by, or on behalf of the Buyer and no information relating to the Group of which the Buyer has knowledge (whether actual, constructive or imputed), (other than in the case of the Warranties (but, for the avoidance of doubt, not the Tax Deed) only by reason of its being disclosed in the Disclosure Letter in accordance with this Agreement) shall prejudice any claim which the Buyer (or either Group Company) shall be entitled to bring or shall operate to reduce any amount recoverable by the Buyer under this Agreement.

5.5.2	Having read the Disclosure Letter and reviewed the Data Room, the Buyer represents and warrants to each Seller that the Buyer is not aware of any matter that is likely to give rise to a claim for breach of the Warranties.

5.6	Knowledge, Information and Belief and Disclosure

5.6.1	Any reference in a Warranty to “so far as the Warrantors are aware” or a similar expression, means the actual knowledge of any Warrantor having made due and reasonable enquiries of the Sellers.

5.6.2	Save for those Warranties set out in paragraphs 2.1.1, 2.1.2, 3.1 and 3.2 of Part 4A of the Schedule, the Warranties are qualified by reference to those matters disclosed in the Disclosure Letter and the Data Room (but not otherwise) provided always that, in each case:

(a)	each such matter shall be fully, fairly and accurately disclosed therein with sufficient details to identify the nature and scope of the relevant matter;

(b)	it shall be sufficiently evident that, from the express wording of the relevant matter or the relevant document in the Data Room, it constitutes such a disclosure of facts inconsistent with the Warranties; and

(c)	it shall not require independent or additional knowledge or information in order to understand the nature and scope of the relevant matter.

5.7	Separate and Independent Warranty

Each of the Warranties shall be construed as a separate and independent warranty and representation and (except where this Agreement provides otherwise) shall not be limited or restricted in its scope by reference to, or inference from, any other term of another Warranty or any term of this Agreement.

5.8	Calculation of Damages

5.8.1	Without prejudice to any other remedy available to the Buyer and without reference or regard to the general rule of law relating to claims for damages for breach of warranty, in the event that any of the Warranties is breached or is untrue or misleading, the relevant Warrantors who give that Warranty covenant, at the election of the Buyer, to pay to the Buyer within ten (10) Business Days following written demand for the same to such Warrantors, but subject always to the limitations of liability set out in and the other provisions of Part 5 of the Schedule either:

(a)	a cash amount equal to the resulting diminution as at the date of this Agreement in the value of the Shares; or

(b)	a cash amount equal to the aggregate of:

(i)	the diminution or shortfall in value of any of the Group’s assets or contracts (including one warranted to exist but which does not in fact exist), which would not have occurred if the Warranties had not been breached or been untrue or misleading; and

(ii)	the amount of any liability or increase in actual liability (and not contingent liability, unless and until such contingent liability becomes an actual liability), which either Group Company would not have incurred if the Warranties had not been breached or been untrue or misleading; and

(iii)	the amount by which the profits in the period prior to the Completion Date of either Group Company are less or its losses greater than would have been the case if the Warranties had not been breached or been untrue or misleading; and

(iv)	any reasonable costs and expenses incurred directly or indirectly as a result of, or in connection with any shortfall or diminution in value of any asset or contract or any liability or increased liability (as the case may be) referred to in paragraphs (i) or (ii) and the Warrantors shall not claim that any such costs and expenses incurred by the Buyer are unreasonable by reason of the Buyer’s choice of professional advisors.

5.8.2	Any payment made under Clause 5.8.1 shall:

(a)	provide for an amount equal to any reasonable costs and expenses incurred in investigating, resisting, prosecuting or negotiating any Claim (provided such Claim shall not be settled or result in an award that in either case provides for no liability on any Seller) which gives rise to a liability on the part of the Warrantors (or any of them) under this Clause 5.8 and the Warrantors shall not claim that any such costs and expenses incurred by the Buyer are unreasonable by reason of the Buyer’s choice of professional advisors; and

(b)	(in each case) have regard to the fact (as is the case) that the Buyer has entered into this Agreement with the intention that the business of the Group shall or may be continued as a going concern utilising all the assets and subject only to the liabilities to which, in accordance with the terms of this Agreement, the Group would on Completion be entitled and bound on the basis that all the Warranties were duly performed and fulfilled.

5.9	Costs

5.9.1	The relevant Warrantors shall indemnify, and keep indemnified, on demand, the Buyer against all costs and expenses suffered or incurred by the Buyer whether before or after the commencement of, and arising directly or indirectly out of, or as a result of:

(a)	the settlement of any Claim by the Buyer against the Warrantors that any Warranty is untrue, or inaccurate, or that any Warranty or other term of this Agreement has been breached unless such settlement provides that the relevant Warrantors have no liability in respect of such Claim;

(b)	any legal proceedings taken by the Buyer claiming that any Warranty is untrue, or inaccurate or misleading, or that any Warranty or other term of this Agreement has been breached, in which judgment is given for the Buyer; or

(c)	the enforcement of any such settlement or judgment.

5.9.2	The Buyer shall indemnify, and keep indemnified, on demand, the Sellers against all costs and expenses suffered or incurred by the Warrantors in respect of a Claim made by the Buyer if:

(a)	the terms of the settlement of such Claim by the Buyer and the Warrantors; or

(b)	the terms of the award of the arbitral tribunal in respect of such Claim provides that none of the Warrantors has any liability in respect of such Claim.

5.10	Limitations

Following Completion the sole remedy of the Buyer in respect of any Claim shall be an action for damages, interdict, specific implement or other form of equitable relief (other than rescission). Save in the event of fraud by a Party no right of rescission shall be available to the other Party by reason of any fact, matter or circumstance giving rise to a Claim.

6	BUYER’S WARRANTIES

6.1	Buyer’s Warranties

The Buyer represents and warrants to the Sellers that each of the following warranties (the Buyer’s Warranties) is true and accurate in all respects on the date of this Agreement:

(a)	the Buyer is duly organised and validly existing under the laws of its jurisdiction of incorporation;

(b)	the Buyer has full corporate power and authority to enter into and perform its obligations under this Agreement and all actions have been taken by it which are necessary for it to execute and perform its obligations under this Agreement;

(c)	the execution of and performance by the Buyer of its obligations under this Agreement have been duly authorised by its board of directors and by all other necessary corporate action; and

(d)	the Buyer’s obligations under this Agreement and each document to be executed by it at Completion are, or when the relevant document is executed, will be valid and binding in accordance with its terms.

6.2	Buyer’s Warranties not Affected by Completion

The Buyer’s Warranties shall not in any respect be extinguished or affected by Completion.

6.3	Reliance

The Buyer acknowledges that the Sellers are entering into this Agreement in reliance upon representations in the terms of the Buyer’s Warranties with the intention of inducing the Sellers to enter into this Agreement and that, accordingly, the Sellers have been induced by those representations to enter into this Agreement.

6.4	Separate and Independent Warranty

Each of the Buyer’s Warranties shall be construed as a separate and independent warranty and representation and (except where this Agreement provides otherwise), shall not be limited or restricted in its scope by reference to, or inference from any other term of another Buyer’s Warranty or any term of this Agreement.

7	POST-COMPLETION MATTERS

7.1	Documents to be Provided Following Completion

As soon as practicable following Completion the Founders shall deliver, or procure the delivery to the Buyer of, the documents referred to in paragraph 1.2 of Part 3 of the Schedule.

7.2	Books and Records

The Buyer shall, and shall procure that the Group shall, retain for a period of six (6) years from Completion and allow the Sellers to have reasonable access (at all reasonable times during normal business hours and on reasonable advance notice) to (and at the Sellers’ expense, copies of) the books, records and documents of the Group, to the extent that they relate to the period up to and including the Completion Date and to the extent reasonably required by the Sellers to comply with any relevant law or regulations or in connection with the preparation and agreement of any accounting or Tax records.

8	RESTRICTIONS ON THE SELLERS

8.1	Restrictions on the Sellers

Each of the Sellers covenants with the Buyer and each Group Company that, save with the prior written consent of the Buyer, he shall not:

(a)	at any time during the period of three (3) years following the Completion Date in the Restricted Territories:

(i)	carry on; or

(ii)	be employed or engaged by, or be a director or consultant to; or

(iii)	work on any account of; or

(iv)	be in any way interested in or connected with,

any business which directly competes with any part of the business carried on by either Group Company at the Completion Date or within twelve (12) Months prior to the Completion Date. Nothing in this Clause 8.1(a) shall prevent an Option Holder from being engaged as an employee or consultant of an energy services related business other than in respect of the provision by such Option Holder of artificial lift services and equipment. For the purposes of this Clause 8.1(a), “artificial lift services” shall mean any services (including mechanical devices for artificial lift) which add energy by any means of artificial lift (including mechanical, hydraulic or gas) to the hydrocarbon column (including liquids and gas) in a wellbore with the objective of initiating, improving or maintaining production from the well; or

(b)	at any time during the period of three (3) years following the Completion Date:

(i)	deal with; or

(ii)	be employed or engaged by; or

(iii)	engage in business with; or

(iv)	work on any account or business of,

any person who is at the Completion Date, or who has been at any time during the period of twelve (12) Months immediately preceding that date, a client of either Group Company for the purposes of providing that client with services which are the same as, or similar to any services which he was involved in providing to that client at any time in the twelve (12) Months preceding the Completion Date; or

(c)	at any time during the period of three (3) years following the Completion Date, canvass, solicit or otherwise seek the custom of any person who is at the Completion Date, or who has been at any time during the period of twelve (12) Months immediately preceding that date, a client of either Group Company for the purposes of providing that client with services which are the same as, or similar to any services which he was involved in providing to that client at any time in the twelve (12) Months preceding the Completion Date; or

(d)	at any time during a period of three (3) years following the Completion Date, solicit or entice away from either Group Company any supplier to either Group Company who had supplied services to either Group Company at any time during the twelve (12) Months immediately preceding the Completion Date, if that solicitation or enticement causes or would cause such supplier to cease supplying, or materially reduce its supply of, those services to either Group Company; or

(e)	without an intention to solicit or entice away, interfere with or seek to interfere with contractual or other trade relations between either Group Company and any of its clients; or

(f)	at any time during the period of three (3) years following the Completion Date:

(i)	offer employment to, enter into a contract for the services of, or attempt to entice away from either Group Company, any individual who is at the time of the offer or attempt, and was at the Completion Date, a director, officer or employee holding an executive or managerial position with either Group Company; or

(ii)	procure or facilitate the making of any such offer or attempt by any other person; or

(g)	at any time after Completion, use in the course of any business (for so long as used or registered in the name of either Group Company):

(i)	the words “Zenith” or “Ziebel”; or

(ii)	any trade or service mark, business or domain name, design or logo which, at Completion, was or had been used by either Group Company; or

(iii)	anything which is, in the reasonable opinion of the Buyer, capable of confusion with such words, mark, name, design or logo.

8.2	Covenants for the Benefit of the Buyer and Group

The covenants in this Clause 8 are intended for the benefit of the Buyer and each Group Company and apply to actions carried out by the Sellers in any capacity and whether directly or indirectly, on the Sellers’ own behalf, on behalf of any other person or jointly with any other person, including through a joint venture or partnership.

8.3	Exceptions to Restrictions

Nothing in this Clause 8 prevents the Sellers or any of them from holding or acquiring for investment purposes only, directly or indirectly, not more than five (5) percent of any class of shares or securities of any company whose shares or securities are listed or quoted on any recognised investment exchange.

8.4	Severance

Each of the covenants in this Clause 8 is a separate undertaking by each Seller in relation to himself and his interests and shall be enforceable by the Buyer and each Group Company separately and independently of their right to enforce any one or more of the other covenants contained in this Clause 8. Whilst each of the covenants in this Clause 8 is considered fair and reasonable by the Parties, if any restriction is found to be unenforceable, but would be valid if any part of it were deleted or the period or area of application reduced, the restriction shall apply with such modifications as may be necessary to make it valid and enforceable.

9	TAX

The provisions of the Tax Deed shall apply with effect from Completion.

10	GOVERNING LAW, DISPUTES AND ARBITRATION

10.1	Governing Law

This Agreement and the documents to be entered into pursuant to it and all matters arising from or connected with it are governed by, and shall be construed in accordance with, the laws of Scotland.

10.2	Arbitration

10.2.1	Following Completion, any Disputes arising out of or in connection with this Agreement, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration under the rules set out at Schedule 1 of the Arbitration (Scotland) Act 2010.

10.2.2	The Parties hereby agree that:

(a)	the arbitration shall be before three (3) arbitrators;

(b)	the seat or legal place of arbitration shall be in Scotland; and

(c)	the language to be used in the arbitral proceedings shall be English.

10.2.3	The arbitrators shall be appointed in accordance with the rules referred to in Clause 10.2.1.

10.2.4	The Parties hereby agree that any arbitration award made pursuant to any arbitration arising under this Agreement shall be final and binding on the Parties.

10.3	Resolution by the Courts

10.3.1	Prior to Completion, any Disputes arising out of or in connection with this Agreement shall be resolved in the courts of Scotland and the Parties agree that such courts are the most appropriate and convenient courts to resolve such matters and, accordingly, the Parties shall not claim to the contrary.

10.3.2	Notwithstanding Clause 10.2, following Completion any Party may seek any equitable relief from the courts of Scotland and the Parties agree that such courts are the most appropriate and convenient courts to resolve such matters and, accordingly, the Parties shall not argue to the contrary.

11	MISCELLANEOUS PROVISIONS

11.1	Announcements

11.1.1	Except as provided in Clause 11.1.2 or as may otherwise be agreed in writing between the Parties, no Party may make or send a public announcement, communication or circular concerning the transactions referred to in this Agreement or in relation to its provisions, unless it has first obtained the other Parties’ written consent (not to be unreasonably withheld, conditioned or delayed) as to its content and the manner and extent of its publication.

11.1.2	The restrictions in this Clause 11.1.2 shall not apply to a public announcement, communication or circular which is required by:

(a)	the rules of a relevant and recognised stock exchange or regulatory or governmental body to which the relevant Party submits whether or not the requirement for information has the force of law; or

(b)	any Applicable Laws or pursuant to an order of any court of competent jurisdiction.

Provided, however, that the disclosing Party shall consult the other Parties prior to making any such public announcement, communication or circular, as to the nature and content of it, to the extent it is permitted to do so by Applicable Laws or regulations.

11.2	Confidentiality

11.2.1	Each Seller shall at all times use all reasonable endeavours to keep all data or information (whether technical, commercial or financial) acquired under or pursuant to this Agreement and any information used in or relating to the business of the Group (including information relating to either Group Company’s products, operations, processes, plans or intention, product information, know-how, design rights, trade secrets, market opportunities, customer lists, commercial relationships, marketing, sales materials and business affairs) (Confidential Information) strictly confidential and shall not disclose such Confidential Information to any other person.

11.2.2	The provisions of Clause 11.2.1 shall not apply to:

(a)	any Confidential Information in the public domain otherwise than by breach of this Agreement or of law;

(b)	Confidential Information in the possession of any Seller before such Confidential Information was disclosed to it by or on behalf of the Buyer and which was not obtained under any obligation of confidentiality; and

(c)	Confidential Information obtained from a third party who is free to disclose it, and which is not obtained under any obligation of confidentiality.

11.2.3	The Sellers shall be entitled to disclose such Confidential Information without the prior written consent of the Buyer, if such disclosure is made in good faith:

(a)	to the extent required by the rules of a relevant and recognised stock exchange or regulatory or governmental body to which the relevant Seller submits whether or not the requirement for information has the force of law;

(b)	in the performance of their duties as employees or officers of a Group Company; or

(c)	to the extent required by any Applicable Laws or pursuant to an order of any court of competent jurisdiction.

However, any such Confidential Information disclosed pursuant to Clause 11.2.3 shall be disclosed only if the Sellers have first consulted and taken into account the reasonable requirements of the Buyer.

11.2.4	Notwithstanding anything in this Agreement to the contrary, any Party (and each employee, representative, or other agent of such Party) may disclose to any and all persons, without limitation of any kind, the Tax treatment and Tax structure of the transaction pursuant to this Agreement and all materials of any kind (including opinions and other Tax analyses) that are provided to the Party relating to such Tax treatment and Tax structure.

11.2.5	The restrictions contained in Clause 11.2.1 shall continue to apply after the date of this Agreement without limit in time.

11.3	Late Payments and Default Interest

If a Party fails to pay any amount payable by it under this Agreement, it shall immediately on demand by the Party to whom the payment was due to be made, pay interest on the overdue amount from the due date up to the date of actual payment, after as well as before judgment, at the rate equal to four (4) percent per annum above the base rate from time to time of the Bank of England. Such interest shall accrue on a Daily basis and be compounded quarterly.

11.4	Set-Off and Gross-up

11.4.1	A payment made under this Agreement by one Party to another shall be made gross, free of any right of counterclaim or set-off and without deduction or withholding of any kind, other than any deduction or withholding required by law.

11.4.2	If the Sellers are required by law to make a deduction or withholding, they shall, at the same time as the payment which is the subject of the deduction or withholding is payable under this Agreement, pay to the Buyer such additional amount as shall be required to ensure that the net amount received by the Buyer under this Agreement will equal the full amount which would have been received by it had no such deduction or withholding been required to be made.

11.5	Assignments, Transfers and Subcontracting

11.5.1	Each Party is entering into this Agreement for its own benefit and not for the benefit of another person.

11.5.2	Except as provided in Clause 11.5.4, a Party shall not assign, transfer, create any Encumbrance in or over, or deal in any other manner (or purport to do any of these things) with this Agreement or a right or obligation under this Agreement without having first obtained the other Parties’ written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

11.5.3	If a Party purports to assign, transfer, create any Encumbrance in or over, or deal in any other manner (or purport to do any of these things) with this Agreement or a right or obligation under this Agreement in breach of Clause 11.5.2, then the Parties agree that no trust (constructive or otherwise) shall arise as a consequence and the assignor shall not be deemed to hold the benefit of this Agreement, or any right under this Agreement, for the purported assignee, transferee or any other person as a result.

11.5.4	The Buyer shall be entitled to assign its rights under this Agreement to any of its Affiliates and to any third party lender for the purposes, after Completion, of financing the Buyer or any of its Affiliates.

11.5.5	This Agreement shall be binding upon, and enure to the benefit of, the Parties and their respective successors and their permitted assignees. Subject to and upon any succession or assignment permitted by this Agreement, any successor or permitted assignee shall in its own right be able to enforce any term of this Agreement in accordance with its terms as if it were in all respects a Party, but until such time, any such successor or permitted assignee shall have no rights whether as a third party or otherwise.

11.6	Further Assurance

Each of the Buyer and the Sellers shall, at each such Party’s own cost, co-operate with each other and do, execute and or deliver, or arrange for the doing and executing of and delivery of each necessary act, document, instrument and/or thing as may reasonably be requested from time to time in order to implement this Agreement.

11.7	Costs

Except where this Agreement or any document referred to in it provides otherwise, each Party shall pay its and its Affiliates own costs, expenses, duties and Tax, relation to the negotiation, preparation, execution and implementation of this Agreement and of each document referred to, contemplated hereby or executed pursuant hereto and any transactions contemplated hereby. None of such costs shall be charged to or paid by any member of the Group. Without prejudice to the generality of the foregoing, all stamp duty payable in connection with the sale of the Shares shall be payable by the Buyer.

11.8	Amendments

This Agreement and the documents in the Agreed Form may not be amended except by written agreement between the Parties and no other purported amendment shall be effective.

11.9	No Waiver

11.9.1	No waiver by a Party of any default by another Party in the performance of any of the provisions of this Agreement shall:

(a)	operate or be construed as a waiver of any other or further default whether of a like or different character; or

(b)	be effective unless in writing duly executed by a duly authorised representative of such Party and such waiver shall relate only to the matter to which it expressly relates and shall not apply to any subsequent or other matter.

11.9.2	Neither the failure by a Party to insist on any occasion upon the performance of the terms, conditions, and provisions of this Agreement, nor time or other indulgence granted by one Party to another shall act as a waiver of such breach or acceptance of any variation or the relinquishment of any such right or any other right under this Agreement, which shall remain in full force and effect.

11.10	Discretion

Except where this Agreement expressly requires a Party to act fairly or reasonably (including any provision which does not allow a Party unreasonably to withhold, condition or delay its consent or approval), a Party may exercise any discretion given to it under this Agreement in its absolute discretion and the exercise of that discretion shall not be challengeable on grounds that the Party did not exercise its discretion fairly or reasonably.

11.11	Language

The language of this Agreement is English and all documents, notices, waivers and all other written communication or otherwise between the Parties in connection with this Agreement shall be in English.

11.12	Entirety

11.12.1	This Agreement, the documents in the Agreed Form, and the Schedule are intended by the Parties as the final expression of their agreement and are intended also as a complete and exclusive statement of the terms of that agreement.

11.12.2	All prior written or oral understandings, offers or other communications of every kind pertaining to this Agreement are abrogated and withdrawn, including the Term Sheet entered into between the Founders and Lufkin Industries, Inc. dated 22 December 2011.

11.13	Liabilities, Rights and Remedies

11.13.1	Except where this Agreement expressly provides to the contrary, all obligations (including all warranties, representations and indemnities) contained in this Agreement made, given, or entered into by the Sellers are made, given, or entered into jointly and severally by each of them. The Buyer may take action against any one or more of the Sellers and may release or compromise in whole or in part the liability of any one or more of them under this Agreement or grant any time or indulgence without affecting the liability of the others.

11.13.2	Except where this Agreement expressly provides to the contrary, the rights and remedies contained in this Agreement are cumulative and not exclusive of rights and remedies provided by law.

11.13.3	Except to the extent they have been performed and except where this Agreement expressly provides to the contrary, the obligations (including all warranties, representations and indemnities) contained in this Agreement remain in force and effect notwithstanding Completion.

11.13.4	The provisions of Clauses 4.5, 5.4, 8 and 11.5.4 may be enforced by the Nominated Persons, subject to the following conditions:

(a)	the Parties may, by agreement, rescind or vary this Agreement without the consent of any of the Nominated Persons;

(b)	such Nominated Persons must obtain the consent of the Buyer before taking any enforcement proceedings against the Sellers; and

(c)	the provisions of Clause 5.12 and 5.13 shall apply to any claim by any Nominated Person as if it were a Party.

11.14	Time of the Essence

Each date, time or period referred to in this Agreement is of the essence. If all the Parties agree in writing to vary a date, time or period, the varied date, time or period shall also be of the essence.

11.15	Severance

11.15.1	If any provision of this Agreement is held by any court or administrative body of competent jurisdiction to be illegal or unenforceable, wholly or partly, under any Applicable Law, such provision, or, as the case may be, part of such provision, shall to that extent be deemed not to form part of this Agreement. The enforceability of the remainder of this Agreement, however, shall not be affected.

11.15.2	If any provision of this Agreement is held by any court or administrative body of competent jurisdiction to be illegal or unenforceable, wholly or partly, under any Applicable Law, but would be legal or enforceable if some part of the provision were deleted, the provision in question shall apply with such modification as may be necessary to make it legal and enforceable.

11.16	Notices

11.16.1	Save as otherwise provided in this Agreement, all notices or other communications which are required or permitted under this Agreement shall be:

(a)	in writing;

(b)	in the English language; and

(c)	delivered personally or sent by international courier or fax, addressed as follows:

If to the Sellers:

to the relevant addresses of each Sellers as stated in Column 1 of Part 1A of the Schedule; and

with a copy to:

Stronachs LLP
34 Albyn Place
Aberdeen
AB10 1FW
Attention:	Mr. David Sheach, Managing Partner

Fax No.	+44(0)1224 845885

If to the Buyer:

Lufkin Industries, Inc.

Address:	601 S. Raguet St.
PO Box 849
Lufkin TX 75902-0849
USA
Attention:	General Counsel/Legal Department

11.16.2	In the absence of evidence of earlier receipt, and subject to Clauses 11.16.3 and 11.16.4, a notice or other communication shall be deemed given and received:

(a)	if delivered personally, when left at the address referred to above;

(b)	if sent by international courier, three (3) Business Days after it is collected by such courier from the relevant sender; and

(c)	if sent by facsimile, at the time of successful completion of the transmission (as per a transmission report from the machine from which the facsimile was sent).

11.16.3	If receipt or deemed receipt of a notice or other communication occurs before 9 am (in the country of receipt) on a Business Day, the notice or other communication shall be deemed to have been received at 9 am (in the country of receipt) on that Day, and if deemed receipt occurs after 5 pm (in the country of receipt) on a Business Day, or on a Day which is not a Business Day, the notice or other communication shall be deemed to have been received at 9 am (in the country of receipt) on the next Business Day.

11.16.4	The deemed service provisions in Clause 11.16.2 shall not apply to a notice or other communication served by facsimile, if, before the time at which the notice or other communication would otherwise be deemed to have been served, the recipient informs the sender that the notice or other communication has been received in a form which is unclear in any material respect and, if it informs the sender by telephone or email, it also despatches a confirmatory facsimile within two (2) hours.

11.16.5	In proving service, it shall be sufficient to prove that:

(a)	the envelope containing the notice or other communication was addressed to the address of the relevant Party set out in Clause 11.16.1 (or as otherwise notified by that Party pursuant to Clause 11.16.6) and delivered either to that address or the international courier; or

(b)	the notice or other communication was transmitted in full by facsimile to the facsimile number of the relevant Party set out in Clause 11.16.1 (or as otherwise notified by that Party pursuant to Clause 11.16.6) (as evidenced by a machine generated confirmation of full receipt).

11.16.6	A Party may by notice of at least three (3) Business Days to the other Parties change the address or facsimile number to which such notices and communications to it are to be delivered.

11.16.7	No notice or other communication given under this Agreement shall be validly served if sent by e-mail.

11.16.8	For the purposes of this Clause 11.16 notice shall include any demand, request, or other instruction.

IN WITNESS WHEREOF these presents and including the Schedule in nine (9) Parts hereto are executed by the Sellers at Aberdeen dated      February 2012 as follows:

Executed for and on behalf of RICHARD ANDREW HAMILTON in the presence of the following witness:	) ) )	Signature	/s/ Richard Harrison

		Name (block capitals)	Richard Harrison

Executed for and on behalf of GREGORY JOSEPH DAVIE in the presence of the following witness:	) ) )	Signature	/s/ Greg Davie

		Name (block capitals)	Greg Davie

Executed for and on behalf of LESLIE ERIC JORDAN in the presence of the following witness:	) ) )	Signature	/s/ Les Jordan

		Name (block capitals)	Les Jordan

Executed for and on behalf of KEITH IAN KETTLEWELL in the presence of the following witness:	) ) )	Signature	/s/ Keith Kettlewell

		Name (block capitals)	Keith Kettlewell

Executed for and on behalf of STEPHEN JOHN BEATTIE by his attorney in the presence of the following witness:	) ) )	Signature	/s/ Greg Davie

Greg Davie, as attorney signing under Power of Attorney dated
		Name (block capitals)	31/01/2012

Executed for and on behalf of ALEXANDER SKINNER by his attorney in the presence of the following witness:	) ) )	Signature	/s/ Greg Davie

Greg Davie, as attorney signing under Power of Attorney dated
		Name (block capitals)	01/02/2012

Executed for and on behalf of JULIAN CUDMORE by his attorney in the presence of the following witness:	) ) )	Signature	/s/ Greg Davie

Greg Davie, as attorney signing under Power of Attorney dated
		Name (block capitals)	05/02/2012

Witness signature	/s/ David Sneach

Witness name	David Sneach
(block capitals)

Witness address	c/o Stronachs LLP

34 Albyn Place, Aberdeen

Executed for and on behalf of LUFKIN INDUSTRIES HOLDINGS UK LIMITED at	) ) )
Aberdeen, on 27 February 2012 by a director or attorney in the presence of the following witness:		Signature	/s/ Ron K. Holsey

		Name (block capitals)	Ron K. Holsey
Attorney

Witness signature	/s/ Susanna Marshall

Witness name	Susanna Marshall
(block capitals)

Witness address	King & Spalding

125 Old Broad St.

London EC2N 1AR

This is the Schedule in nine (9) Parts referred to in the foregoing Agreement between the Sellers and the Buyer as at Aberdeen dated 27th February 2012

Part 1

PART 1A

THE SELLERS

PART 1B

SUBSIDIARIES OF THE COMPANY

Subsidiary	Number of shares held legally and beneficially at the date of this Agreement	% Shareholding of subsidiary
Zenith Oilfield Technology LLC	105,000	70

PART 2

CORPORATE INFORMATION

PART 2A

DETAILS OF THE COMPANY

Zenith Oilfield Technology Ltd

PART 2B

Details of the Subsidiary

Zenith Oilfield Technology LLC

PART 3

COMPLETION AND POST-COMPLETION OBLIGATIONS

1.	SELLERS’ OBLIGATIONS

1.1	Documents to be Provided on Completion

On Completion, each of the Sellers shall deliver, or procure the delivery to the Buyer of:

(a)	transfers of the Shares owned by such Seller duly executed by such Seller in favour of the Buyer, together with the relevant share certificates in respect of such Shares;

(b)	copy of any power of attorney under which this Agreement, or any of the transfers or other documents referred to in paragraphs (a) and (b), is executed by such Seller;

(c)	powers of attorney in the Agreed Form marked “D” duly executed by such Seller for the purpose of securing the interest of the Buyer in the Shares pending their registration into the name of the Buyer;

(d)	certificates in respect of all issued shares in the Company together with the certificates in respect of all issued shares held by the Company in the Subsidiary;

(e)	the certificate of incorporation and certificate of incorporation on change of name, statutory books (including registers and minute books), common seals (if any) and all books of account and other records of each Group Company, complete and (where appropriate) written up to date;

(f)	letters of resignations of Richard Hamilton, Leslie Jordan and Keith Kettlewell as directors and Richard Hamilton as secretary of the Company in the Agreed Form;

(g)	the Tax Deed duly executed the Founders;

(h)	an Employment Agreement in the Agreed Form marked “A” duly executed by the Company, on the one hand, and each of the Sellers and David Shanks, on the other hand;

(i)	the Escrow Agreement in the Agreed Form marked “B” duly executed by the Buyer the Founders and the Escrow Agent together with mandates in respect of the Escrow Account; and

(j)	evidence to the Buyer’s satisfaction that all share options granted in respect of Shares in either Group Company have been extinguished or otherwise converted and issued and are subject to the sale and purchase of Shares contemplated by this Agreement.

1.2	Documents to be Provided as Soon as Practicable Following Completion.

As soon as practicable following Completion, the Founders shall deliver or procure to be delivered to the Buyer or to the Company (to the extent not already in the possession of the Company) the following:

(a)	all cheque books, charge cards, credit cards or cash cards issued in the name, or for the account, of either Group Company in the possession of any officer or employee of the relevant Group Company resigning at Completion;

(b)	all documents of title, certificates, deeds, licences, agreements and other documents relating to either Group Company’s Intellectual Property and all manuals, drawings, plans, documents and other materials and media on which any Confidential Information or other Intellectual Property are recorded; and

(c)	the original trust deeds, rules agreements, insurance policies and other documents establishing, governing or otherwise relating to the Pension Scheme (or where original documents are not available, certified copies of such documents).

2.	BUYER’S OBLIGATIONS

2.1	Documents to be Provided at Completion

On Completion, the Buyer shall deliver to the Sellers:

(a)	a copy of the minutes of a duly held board meeting of the Buyer authorising the execution by the Buyer of this Agreement and the Tax Deed (such copy minutes being certified as correct by the secretary of the Buyer);

(b)	the Tax Deed duly executed by the Buyer; and

(c)	the Escrow Agreement in the Agreed Form marked “B” duly executed by the Buyer together with mandates in respect of the Escrow Account.

PART 4A

GENERAL WARRANTIES

1.	ACCURACY AND ADEQUACY OF INFORMATION

1.1	Recitals and Schedule

The facts set out in the Recitals and in Part 2 of the Schedule are true, complete and accurate.

1.2	Disclosure Letter and Other Information

All information contained or referred to in the Disclosure Letter is true and accurate in all material respects and the Warrantors are not aware of any fact or matter which renders or which might upon its disclosure render any such information misleading in any material respect

1.3	No Undisclosed Facts or Circumstances

So far as the Warrantors are aware, there are no material facts or circumstances relating specifically to either Group Company and not generally relating to other companies operating in the same markets as either Group Company, which have not been disclosed to the Buyer or its advisers and which, if disclosed, might reasonably affect the willingness of the Buyer to buy the Shares on the terms of this Agreement. The Warrantors shall not be in breach of this Warranty by failing to disclose to the Buyer or the Buyer’s advisors the existence or terms of any other offers which the Warrantors may have received for the Shares prior to 22 December 2011.

1.4	CDs

The contents of the CDs and pen drive provided to the Buyer prior to the execution of this Agreement contain an accurate and complete copy of all documents in the Data Room as at 6 19 p.m. on 21 February 2012 and of all documents provided to the Buyer after that time and prior to the date hereof, which documents also form part of the Data Room.

2.	THE SELLERS

2.1	Capacity

2.1.1	Each Seller has all requisite power, authority and capacity to enter into, and perform this Agreement and any other documents to be executed by such Seller pursuant to, or in connection with this Agreement, which, when executed by all the parties thereto, shall constitute valid, legal and binding obligations of each such Seller in accordance with their respective terms.

2.1.2	The execution and delivery of, and the performance by, each Seller of its obligations under this Agreement, and any other documents to be executed by such Seller pursuant to, or in connection with this Agreement, does not and shall not:

(a)	conflict with, result in a breach of, or constitute a default under, any instrument by which such Seller is a party or is bound; or

(b)	conflict with or result in a breach of any law, regulation, order, judgment or decree of any court or governmental or administrative agency.

2.2	Competing Interests

Each Seller warrants that it has no interest, direct or indirect, in any business which competes with any business now carried on by either Group Company or intends to acquire any such interest (save for the holding or the acquisition for investment purposes only, directly or indirectly, of not more than five (5) percent of any class of shares or securities of any such company whose shares or securities are listed or quoted on any recognised investment exchange.

2.3	Transactions With the Sellers and Others

Save for any accrued rights of the Sellers for salary or bonus and for any rights arising under Applicable Law, there is no outstanding indebtedness or other liability (actual or contingent) and there is no outstanding contract, commitment or arrangement between either Group Company and any of the following:

(a)	any of the Sellers or any person connected with any of the Sellers; or

(b)	any director of a member of the Group; or

(c)	any person connected with such member or director.

2.4	No Conflict

The execution and delivery of, and the performance by, the Sellers of this Agreement does not and shall not conflict with, result in a breach of, or constitute a default under, any agreement or instrument by which either Group Company is a party or is bound, or of the Memorandum or Articles of Association or equivalent document of either Group Company.

3.	THE SHARES AND THE GROUP

3.1	Ownership and Share Capital

3.1.1	Each Founder legally and beneficially owns the Shares held by him free from all Encumbrances or any agreement, arrangement or obligation to create any Encumbrances in favour of any other person and at Completion each Option Holder shall legally and beneficially own the Shares held by him free from all Encumbrances or any agreement, arrangement or obligation to create any Encumbrances in favour of any other person.

3.1.2	The Shares constitute the whole of the allotted and issued share capital of the Company and are fully paid or credited as fully paid.

3.2	Outstanding Agreements

3.2.1	Save as provided in this Agreement, there are no agreements, arrangements or commitments outstanding, which call for the creation, issue, sale, redemption, repayment or transfer of, or grant to any person the right (whether exercisable now or in the future and whether conditional or not) to call for the creation, issue, sale, redemption, repayment or transfer of any shares, debentures in, or securities of either Group Company (whether by way of option or under any right of conversion or pre-emption or otherwise).

3.2.2	No person has claimed any right to call for the creation, issue, sale, redemption, repayment or transfer of any share or loan capital in either Group Company,

3.3	Purchase of Own Shares, Financial Assistance and Capitalisations

Neither Group Company has at any time:

(a)	purchased, redeemed or repaid any of its share capital or otherwise agreed to reduce any class of its issued share capital or carried out any transaction having the effect of a reduction of capital; or

(b)	given any financial assistance in connection with any acquisition of its share capital under Applicable Law; or

(c)	made, or resolved or agreed to make, any issue of shares or other securities by way of capitalisation of profits or reserves.

3.4	Distributions

All dividends or distributions declared, made or paid by either Group Company have been declared, made or paid in full in accordance with its Memorandum and Articles of Association or equivalent document, the provisions of Applicable Law and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

3.5	Group Structure, Associations and Branches

3.5.1	The Company is the sole legal and beneficial owner of the number of shares in its Subsidiary set out against its name in Part 1B of the Schedule, free from all Encumbrances or any agreement, arrangement or obligation to create any Encumbrances in favour of any person.

3.5.2	The issued shares of the Subsidiary are fully paid up or credited as fully paid up.

3.5.3	Neither Group Company:

(a)	holds or beneficially owns, or has agreed to acquire, any securities of, or any interest in, any body corporate, unincorporated body, undertaking or association other than the Subsidiaries; or

(b)	is or has agreed to become a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations); or

(c)	has, outside its country of incorporation or registration, any branch, permanent establishment, agency or place of business; or

(d)	has allotted or issued any securities that are convertible into shares.

3.5.4	Thainstone Energy LLP was dissolved on 20 January 2012 and has no outstanding liabilities to or claims from third parties.

3.6	Constitutional and Corporate Documents

3.6.1	The copy of the Memorandum and Articles of Association (or equivalent document) of each Group Company included in the Data Room is true, complete and accurate in all respects and have annexed to or incorporated in them copies of all resolutions and agreements required to be annexed to or incorporated in those documents by relevant legislation.

3.6.2	All statutory books and registers (including all minute books) of each Group Company have been properly kept in all material respects and contain a complete and accurate record of the matters which should be dealt with in them which is accurate in all material respects and no notice or allegation that any of them is incorrect or should be rectified has been received.

3.6.3	All returns, particulars, resolutions and other documents which each Group Company is required by law to file with, or deliver to any authority in any jurisdiction (including, in particular, the Registrar of Companies in Scotland) have in all material respects been correctly made up and filed or delivered (as the case may be).

3.7	Charges

All charges in favour of either Group Company have been registered in accordance with Applicable Law and are valid and enforceable.

3.8	Solvency

3.8.1	No order has been made and no resolution has been passed for the winding up of either Group Company or for a provisional liquidator or manager to be appointed in respect of either Group Company and no petition has been presented and no meeting has been convened for the purposes of the winding up of either Group Company.

3.8.2	No administrator has been appointed in relation to either Group Company, no documents have been filed with the court for the appointment of an administrator of either Group Company and no notice of an intention to appoint an administrator has been given by either Group Company or any of its directors or by a qualifying floating charge holder.

3.8.3	No receiver or manager (which expression shall include an administrative receiver) has been appointed in respect of any or all of either Group Company’s assets, nor has any power of sale or power to appoint a receiver or manager under the terms of any mortgage, charge or other security in respect of all or any assets of either Group Company become exercisable.

3.8.4	Neither Group Company is insolvent or unable to pay its debts (within the meaning of Applicable Law, nor has it stopped paying its debts as they fall due (otherwise than by reason of a bona fide dispute as to their amount or enforceability).

3.8.5	No distress, execution or other process has been levied on any asset of either Group Company by any of its creditors.

3.8.6	No voluntary arrangement under Applicable Law or scheme of arrangement under Applicable Law in respect of either Group Company or any other compromise or arrangement in respect of either Group Company’s creditors generally, or any class of them, has been proposed or adopted.

3.8.7	No statutory demand has been served on either Group Company, which has not been paid in full or been withdrawn.

3.8.8	No unsatisfied judgment is outstanding against either Group Company.

3.8.9	Neither Group Company has suspended or ceased or threatened to suspend or cease to carry on all or a material part of its business.

3.8.10	Neither Group Company has been a party to any transaction at an undervalue (as defined in Applicable Law), nor has it given or received any preference (as defined in Applicable Law) in either case within the period of two (2) years ending on the date of this Agreement, nor has either Group Company at any time been a party to any transaction defrauding creditors (as defined in Applicable Law).

3.8.11	No event analogous to any of the foregoing has occurred in or outside Scotland.

3.9	Shadow Directors

No person who is not named in Part 2 of the Schedule is a shadow director (within the meaning of Applicable Law) of either Group Company.

4.	EFFECT OF SALE OF SHARES

4.1	Change of Control

The acquisition of the Shares by the Buyer shall not entitle any party to vary or terminate the terms of any agreements or arrangements to which either Group Company is a party.

4.2	Further Consequences

Neither the acquisition of the Shares by the Buyer nor compliance with the terms of this Agreement shall:

(a)	cause either Group Company to lose the benefit of any right or privilege it presently enjoys;

(b)	relieve any person of any obligation to either Group Company (whether contractual or otherwise), or enable any person to determine any such obligation or any right or benefit enjoyed by either Group Company, or to exercise any right in respect of either Group Company;

(c)	entitle any person to receive from either Group Company any finder’s fee, brokerage or other commission, benefit or payment in connection with the purchase of the Shares by the Buyer;

(d)	so far as the Warrantors are aware, result in any client or supplier, who normally does business with either Group Company, from ceasing to deal with either Group Company or to reduce substantially its existing level of business;

(e)	result in the creation, imposition, crystallisation or enforcement of any Encumbrance on any of the assets of either Group Company; or

(f)	result in any present or future indebtedness of either Group Company becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date, or in any financial facility of either Group Company being withdrawn.

5.	COMPLIANCE WITH LAWS

5.1	Compliance with Laws

Each Group Company has at all times conducted its business in accordance with all Applicable Laws and regulations of the United Kingdom and Scotland or any other foreign jurisdiction to which it is subject, save in circumstances where, if there is or has been a violation of, or default with respect to, any statute, regulation, order, decree or judgment of any court or any governmental agency of the United Kingdom or Scotland or of any foreign jurisdiction to which it is subject, such violation or default will not have an adverse effect upon the assets or business of either Group Company.

5.2	Licences

Each Group Company has all necessary licences, consents, permits and authorisations (Licences) necessary to carry on its business in the places and in the manner in which its business is now carried on, all of which are valid and subsisting, and the Warrantors know of no reason why any Licence should be suspended, cancelled, revoked or not renewed on the same terms.

5.3	Activities, Contracts and Rights

None of the activities, contracts or rights of either Group Company is illegal, unlawful, ultra vires, unauthorised, invalid or unenforceable or in breach of any contract, covenant or obligation (whether imposed pursuant to statute, contract or otherwise) and all documents in the enforcement of which either Group Company may be interested are valid and have been duly stamped.

5.4	Foreign Corrupt Practices

5.4.1	Neither Group Company has, and none of its officers, directors, employees and (so far as the Warrantors are aware) agents, distributors and suppliers have insofar as it relates to the business of the Group, directly or indirectly:

(a)	violated any applicable anti-corruption or anti-bribery law, including the UK Bribery Act 2010 (Anti-Corruption Laws) and, so far as the Warrantors are aware, the U.S. Foreign Corrupt Practices Act of 1977;

(b)	in violation of Applicable Law, paid, promised to pay or offered to pay, or authorised the payment of, any contribution, gratuity, gift, commission, bribe, graft, rebate, pay-off, kickback or any other payment to any person, private or public, regardless of form and whether in money, property or services in relation to any activities of either Group Company (Gratuity):

(i)	to seek to obtain favourable treatment in securing business; or

(ii)	to pay for favourable treatment for business secured which violates any Applicable Law, or has entered into any agreement pursuant to which any such Gratuity may or shall at any time be paid; or

(iii)	to obtain special concessions or for special concessions already obtained, for or in respect of either Group Company;

(c)	offered or given any thing of value to influence (or which could be construed as seeking to influence) the action of a public official, political party, party official, candidate for public office, or official of any public international organisation, or threatened injury to any person, property or reputation in connection with the activities of either Group Company in relation to the matters set out in paragraphs 5.4.1(b)(i) to (iii); or

(d)	been subject to any investigation with regard to any actual or alleged Gratuity payment or violation of Anti-Corruption Laws.

5.4.2	The business of either Group Company is not dependent in any manner upon the making or receipt of such Gratuity.

5.4.3	There is no outstanding employment or engagement, nor has there been any employment or engagement by either Group Company of, or any beneficial ownership in either Group Company by any governmental or political official in any country in the world.

5.5	Anti-Money Laundering

So far as the Warrantors are aware the business of each Group Company is and has at all times, been conducted in compliance with all applicable anti-money laundering laws and all applicable financial record keeping and reporting requirements (collectively, Anti-Money Laundering Laws) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving either Group Company with respect to Anti-Money Laundering Laws is pending or to the best knowledge of the Warrantors, threatened or contemplated.

5.6	Sanctions

Neither of the Group Companies nor any of their respective directors, officers, employees or (so far as the Warrantors are aware) agents, distributors and suppliers acting on behalf of either of the Group Companies:

(a)	is, or is directly or indirectly owned or controlled by, a person listed on the “Specially Designated Nationals and Blocked Persons” list (SDN List) maintained by the Office of Foreign Assets Control (OFAC) of the US Department of Treasury or any similar list maintained by the US Department of State, the European Union, Her Majesty’s Treasury, the United Nations Security Council (UNSC), any UNSC Sanctions Committee, or, so far as the Warrantors are aware, any other US federal, state or local government entity (collectively, the Sanctions Lists);

(b)	is, or is directly or indirectly owned or controlled by, a person that is the subject of or has engaged in conduct sanctionable under any divestment measures or sanctions administered or enforced by the European Union, Her Majesty’s Treasury, the UNSC or any UNSC Sanctions Committee, or, so far as the Warrantors are aware, OFAC, the US Department of State, any other US federal, state or local government authority (including sanctions issued or authorised under the authority of the Trading with the Enemy Act, the International Emergency Economic Powers Act, the United Nations Participation Act, the Iran Sanctions Act of 1996, the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, each as amended, and including all regulations issued by OFAC), in each case to the extent in force at the relevant time (Sanctions);

(c)	directly or indirectly, has conducted, conducts or is otherwise involved with any business with or involving any government (or any sub-division thereof), person or project, targeted by, or located in any country that is the subject of Sanctions or that has engaged in conduct sanctionable under Sanctions, or directly or indirectly supports or facilitates, or plans to support or facilitate or otherwise become involved with, any such person, government or project; or

(d)	is or ever has been in violation of or subject to an investigation relating to Sanctions.

The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein and compliance with the terms of this Agreement do not and will not result in a breach or violation of any Sanctions by either Group Company.

5.7	Anti-Boycott

So far as the Warrantors are aware, neither Group Company nor, insofar as it relates to the business of the Group, any of their respective directors, officers, employees, agents, distributors or suppliers has violated or is in violation of the US anti-boycott rules, 15 C.F.R. pt. 760 et seq. and 26 U.S.C. §§ 908 and 999, as amended from time to time, but as in force at the relevant time (Anti-Boycott Rules).

5.8	Export Controls

Neither Group Company nor, insofar as it relates to the business of the Group, any of their respective directors, officers, employees has violated or is in violation of any Applicable Laws related to the export of goods and services to any jurisdiction against which the United Kingdom, the United States or United Nations maintains export controls, including, so far as the Warrantors are aware, applicable regulations of the US Department of Commerce, the US Department of Treasury, and the US Department of State (collectively, Export Controls), and there are no investigations pending or claims threatened against any of the Group Companies concerning Export Controls, and none of the Group Companies has received any notice of any investigations pending, with respect to Export Controls.

5.9	Internal Procedures

The Group Companies have in place internal financial and management controls and procedures that are designed to monitor, audit, detect and prevent any Gratuity payments, any violations of Sanctions, Anti-Corruption Laws, Anti-Boycott Rules, Anti-Money Laundering Laws and Export Controls, in each case to the extent they are applicable to either Group Company.

6.	DATA PROTECTION

6.1	Compliance

Each Group Company has complied in all respects with all relevant requirements of applicable data protection laws and regulations including the UK Data Protection Act 1998 and has established the procedures necessary to ensure continued compliance with such legislation and regulations.

6.2	Transfer of Personal Data Outside the EEA

No personal data has been transferred outside the European Economic Area and, to the extent that any such personal data has been transferred outside the European Economic Area, such transfer has been made in accordance with all relevant requirements of applicable data protection laws and regulations including the UK Data Protection Act 1998.

6.3	Notices and Complaints

6.3.1	Neither Group Company has:

(a)	received any notice (including any enforcement notice), letter or complaint from any person alleging breach by it of any data protection laws or regulations;

(b)	been the subject of any claim for compensation for loss or unauthorised disclosure of data;

(c)	received any notification of an application for rectification, blocking, erasure or destruction of personal data or been the subject of any order for the same; or

(d)	been or is the subject of any warrant or similar order which has been issued by the relevant authority, agency or body responsible for enforcing data protection laws and regulations to enter any of the premises of either Group Company and, so far as the Warrantors are aware, there are no circumstances which exist or which are likely to give rise to any such notice, claim, notification or warrant being served given or made.

6.3.2	So far as the Warrantors are aware each Group Company has complied with its obligations under the Privacy and Electronic Communications (EC Directive) Regulations 2003 in respect of the use of electronic communications (including e-mail, text messaging, fax machines, automated calling systems and non-automated telephone calls) for direct marketing purposes.

7.	COMPETITION AND REGULATORY

7.1	Definition

In this paragraph Competition Laws means Articles 101 and 102 of the TFEU and regulations made under such Treaty or under EC Council Regulation 139/2004 (as amended) and regulations made under such Regulation or any other competition or similar legislation in any jurisdiction.

7.2	Competition

7.2.1	Neither Group Company is or has been a party to, nor is, nor has been concerned directly or indirectly in any agreement, understanding, arrangement or practice (whether formal or informal, legally binding or not and whether or not in writing) which has been or is:

(a)	registrable but not properly registered or capable of giving, or has given rise to an investigation, enquiry, proceeding or decision in respect thereof;

(b)	in contravention of any Competition Laws or has been the subject of any enquiry, investigation, reference, notification, proceeding, report, decision, regulation, order, settlement or other instrument in respect of, or under, any of the Competition Laws or any proceedings in which the Competition Laws were pleaded or relied upon; or

(c)	otherwise registrable, unenforceable or void (whether in whole or in part) or capable of rendering either Group Company or any of its officers liable to civil, criminal or administrative proceedings under any Competition Laws, trade regulations or similar regulations in any jurisdiction.

7.2.2	Neither Group Company has given any undertaking or assurance to, nor is it or any of its directors or employees subject to any proceedings, order, regulation, settlement, decision of, or reference, investigation or enquiry by, or has received any request for information from, any court or governmental authority (including, without limitation, any national competition authority and the European Commission) under any Competition Laws.

7.2.3	So far as the Warrantors are aware neither Group Company is, nor is any director or employee of either Group Company in default of, or in contravention of any decision, regulation, order, settlement or other instrument of any undertaking or assurance relating to any Competition Law.

7.2.4	Neither Group Company is or has been party to any agreement or arrangement in respect of which an application for negative clearance and/or exemption has been made prior to 1 May 2004 to the European Commission, which application has been declined or granted subject to conditions.

7.2.5	None of the business or activities of either Group Company as conducted at the date of this Agreement and for the previous twelve (12) Months could give rise to the imposition of any anti-dumping duty or other sanction under any trade regulation legislation in respect of any products manufactured by either Group Company or in which either Group Company conducts business.

7.2.6	Neither Group Company (including entities which have been acquired by either Group Company) is nor has been in receipt of any aid which could be construed as falling within Article 107(1) of the TFEU (formerly Article 87(1) of the EC Treaty) other than:

(a)	aid in operation at the date of United Kingdom Accession to the Community which is treated as existing aid pursuant to Article 108(1) of the TFEU (formerly Article 88(1) of the EC Treaty); or

(b)	aid or any alteration to existing aid falling within Article 107(3) TFEU which has been duly notified to the European Commission pursuant to Article 108(3) TFEU.

7.2.7	Neither Group Company is aware of any investigation complaint, action or negative decision in relation to the receipt or alleged receipt by it of any aid or alleged aid, or of any such threatened investigation, complaint, action or negative decision.

7.3	Investment Business

Neither Group Company carries on, nor does it purport to carry on, nor has it at any time since:

(a)	its incorporation carried on investment business in the United Kingdom, the United States of America or any jurisdiction in which either Group Company does business within the meaning of Applicable Law, nor has it contravened any of the provisions of Applicable Law; nor

(b)	carried on any regulated activity in the United Kingdom.

8.	LITIGATION AND CLAIMS

8.1	No Proceedings

8.1.1	Neither Group Company, nor any person for whose acts or defaults either Group Company is or may be vicariously liable, has been, during the period of one (1) year preceding the date of this Agreement, nor is at the date of this Agreement, subject to any outstanding order, decree or court stipulation or engaged in any civil, criminal, tribunal, mediation or arbitration and no such proceedings are pending or have been threatened and so far as the Warrantors are aware, there are no facts or circumstances which are likely to give rise to any such proceedings involving either Group Company or any person whose acts or defaults either Group Company may be vicariously liable and no person or authority has made any statement to either Group Company suggesting that he might initiate such proceedings.

8.1.2	There is no outstanding judgment, order, decree, award or decision of a court, tribunal, arbitrator or other government or regulatory authority against, or undertaking or assurance given to such body in relation to, either Group Company or its assets, or a person for whose acts or defaults either Group Company may be vicariously liable.

11.16.9	Neither Group Company is subject to any outstanding governmental or official investigation, enquiry or disciplinary proceedings, nor are any such investigations, enquiries or proceedings threatened and so far as the Warrantors are aware, there are no facts or circumstances which are likely to give rise to any such investigation, enquiry or proceedings.

9.	THE ACCOUNTS AND RECORDS

9.1	The Accounts

Each of the Accounts and the 2010 Accounts:

(a)	have been prepared in accordance with UK GAAP and all Applicable Laws and accounting standards, policies, estimation techniques, principles and practices generally accepted in the UK as at, respectively, the Accounts Date and 31 May 2010, and on a basis consistent with the audited accounts of the Company, for the three (3) respective prior accounting periods without any change in accounting policies or estimation techniques used (other than as noted in the audited balance sheets and profit and loss accounts for those periods);

(b)	show a true and fair view of the commitments, financial position, affairs and results of the Company as at each accounting reference date to which they relate;

(c)	are not affected by any extraordinary or exceptional items or any other factor that would make the financial position and results shown by, respectively, the Accounts and the 2010 Accounts unusual or misleading in any material respect; and

(d)	have been filed in accordance with the requirements of Applicable Law.

9.2	Management Accounts

9.2.1	The Management Accounts have been prepared on a basis consistent with that employed in preparing the Accounts and fairly represent the assets and liabilities, profit and losses and income and expenditure of the Company as at and to the date to which they have been prepared.

9.2.2	As at the Management Accounts Date, the level of debtors had not been influenced in any material respect by calling in debtors in advance of the usual debtor days and the level of creditors had not been influenced in any material respect by paying creditors outside of the usual creditor days.

9.2.3	The daily cash balances for the bank accounts held by the Company are set out in Appendix 6 to the Disclosure Letter have been properly extracted from the banking system as at the Business Day prior to the date hereof.

9.3	Financial and Accounting Records

9.3.1	All financial and accounting records of each Group Company:

(a)	do not contain any material inaccuracies or discrepancies of any kind; and

(b)	are in the possession of each Group Company to which they relate.

9.3.2	No notice has been received by either Group Company or allegation made that any of those records referred to in paragraph 9.3.1 are incorrect or should be rectified.

9.3.3	All material deeds and documents belonging to either Group Company are in the possession of the relevant Group Company to which they belong.

9.4	Auditors’ Fees

Each Group Company has paid to its auditors (whether current or previous) all amounts due by way of professional fees and disbursements and has received confirmation from its auditors that no further amounts are payable in respect of professional services rendered by them on or before the Completion Date.

9.5	Debts

9.5.1	No part of the amounts included in the Accounts (or in the case of amounts arising after the Accounts Date) in the books of either Group Company which are due from debtors has been released on terms that such debtor pays less than the book value of his debt and no debt has been written off, or has proved to any extent irrecoverable or is now regarded by the Warrantors as irrecoverable.

10.	EVENTS SINCE ACCOUNTS DATE

10.1	Since the Accounts Date:

(a)	each Group Company has conducted its business in the ordinary and usual course and as a going concern and in the same manner as in the past year;

(b)	there has been no material adverse change in the turnover or financial position of either Group Company;

(c)	neither Group Company has created, allotted, issued, acquired, repaid or redeemed or agreed to create, allot, issue, acquire, repay or redeem any share or loan capital;

(d)	neither Group Company has acquired or disposed of, or agreed to acquire or dispose of any of its business or any material asset or any interest in the Group;

(e)	no dividend or other distribution of profits or capital has been, or agreed to be, declared, made or paid by either Group Company and no loan, loan capital or preference capital of either Group Company has been repaid in whole or in part or has become liable to be repaid;

(f)	neither Group Company has borrowed or raised any money or taken any form of financial security or financial facility which is outstanding at the date hereof;

(g)	no capital expenditure has been incurred on any individual item by either Group Company in excess of twenty-five thousand British Pounds (£25,000) (or seventy-five thousand British Pounds (£75,000) in the aggregate) and other than in the ordinary course of business, neither Group Company has acquired, invested or disposed of (or agreed to acquire, invest or dispose of) any individual capital item by either Group Company in excess of twenty-five thousand British Pounds (£25,000);

(h)	no management charge has been levied against either Group Company;

(i)	each Group Company has paid its creditors within the time limits agreed with such creditors and there has been no change in the manner or time of issue of invoices or the collection of debts;

(j)	no shareholder resolutions (whether passed at a meeting or by way of written resolution) of either Group Company have been passed other than as routine business at an annual general meeting;

(k)	there has been no material depletion of the net assets of either Group Company; and

(l)	there has been no change in the accounting reference period or any of the accounting policies and practices and the methods of estimation techniques of either Group Company.

11.	FINANCIAL ARRANGEMENTS

11.1	Borrowings

11.1.1	Full and accurate particulars of all overdraft, loan and other financial facilities made available to each Group Company (including full particulars of the terms on which such amounts have been borrowed and the amounts outstanding under such facilities together with copies of all relevant documents) are set out in the Data Room and neither the Sellers, nor either Group Company has done, or omitted to do, anything whereby the continuation of any of these facilities may be affected or prejudiced.

11.1.2	The total amount borrowed by either Group Company does not exceed any limitation on the borrowing powers contained:

(a)	in the Memorandum and Articles of Association (or equivalent document) of the relevant Group Company; or

(b)	in any debenture, deed or document binding on the relevant Group Company.

11.1.3	Neither Group Company has:

(a)	any outstanding loan capital;

(b)	lent or agreed to lend any money which has not been repaid;

(c)	incurred or agreed to incur any borrowings or indebtedness which it has not repaid or satisfied; and

(d)	any debts owing to it other than debts which have arisen in the ordinary course of business.

11.2	No Security Agreements

11.2.1	Neither Group Company has given or entered into any guarantee, mortgage, charge, pledge, lien, assignment, bond, letter of credit, letter of comfort or other similar agreement or arrangement or is responsible for the indebtedness, or for the default in the performance of any obligation, of any other person.

11.2.2	No part of the borrowings or loan capital of either Group Company is dependent on the guarantee, indemnity, warranty of, or security provided by any other person.

11.3	Financing Agreements

Neither Group Company is a party to, nor has any obligation under any loan agreement, bond, note, stock acceptance or documentary credit facility, bill of exchange or promissory note, finance lease or debt or inventory financing, discounting or sale of receivables, factoring or sale and leaseback agreement or arrangement or is a party to or has been engaged in any other arrangements involving the provision or raising of finance under which either Group Company is or might become liable to repay borrowings or other liabilities in the nature of indebtedness where such arrangements or liabilities are not properly shown or reflected in the Accounts.

11.4	No Indebtedness Due and Payable

No indebtedness of either Group Company is due and payable and no security over any of the assets of either Group Company is now enforceable, whether by virtue of the stated maturity date of the indebtedness having been reached or otherwise. Neither Group Company has received any notice, whose terms have not been fully complied with and/or carried out, from any creditor requiring any payment to be made and/or intimating the enforcement of any security which it may hold over the assets of either Group Company.

11.5	No Encumbrances

None of the assets, undertaking or goodwill of either Group Company is subject to any Encumbrance, nor to any agreement or commitment to create any Encumbrance, and no person has claimed to be entitled to create such an Encumbrance.

11.6	Bank Accounts

11.6.1	Full and accurate particulars of all bank accounts of each Group Company, (including details of direct debits, standing orders and other authorities and showing the balances of such accounts as at the Business Day immediately preceding the date of this Agreement) are disclosed in the Disclosure Letter and each Group Company has no other bank accounts.

11.6.2	Since the Management Accounts Date, there has been no Leakage.

11.6.3	Amounts represented by cheques, warrants, mandates or other payment instructions issued or given by either Group Company, which at the date of this Agreement remain outstanding or unpaid or unperformed, do not exceed the sum of four hundred thousand British Pounds (£400,000) in aggregate. A list of payments being made by the Group Companies on or around the date of this Agreement is appended at Appendix 7 to the Disclosure Letter.

11.7	Working Capital

11.7.1	Save for any Permitted Payments, from the Management Accounts Date to the date hereof:

(a)	no transfers of value outside the ordinary course of business (including dividends, distributions, returns of capital, acquisitions or disposals of assets) have been made to any Seller or their connected persons by either Group Company and no debt or amount owing to either Group Company has been waived or forgiven other than trading debts or amounts in the ordinary course of business;

(b)	no indemnity or waiver has been granted by either Group Company in favour of any Seller or their connected persons; and

(c)	no Seller has made or entered into any agreement or arrangement with either Group Company relating to any matter referred to in paragraph 11.7.2.

11.7.2	The sale and purchase of the Shares contemplated by this Agreement will not oblige either Group Company to pay any bonus, incentive or other payment to any Seller or their connected persons.

11.7.3	Neither Group Company has incurred or paid, or will incur or pay, any expenses or costs to any third party in connection with this Agreement, including fees or expenses of any professional or other advisers.

11.8	Grants and Allowances

11.8.1	Full particulars of all grants, allowances, aids and subsidies made to either Group Company since the date of incorporation of the relevant Group Company and of all outstanding claims by either Group Company for any grant, allowance, aid or subsidy, from any supranational, national or local authority or governmental agency are set out in the Disclosure Letter and neither Group Company has done or failed to do any act or thing which could result, nor shall the sale of the Shares result, in all or any part of such grants, allowances, aids and subsidies becoming repayable or forfeited.

11.8.2	No grants, allowances, aids or subsidies disclosed pursuant to paragraph 11.8.1 would affect, hinder, prevent or void the sale of the Shares.

11.9	Political Donations

Neither Group Company has made any donation to any registered political party in Scotland or the United Kingdom or to any other United States of America or EU political organisation or incurred any United Kingdom, United States of America or EU political expenditure since the Accounts Date or in the twelve (12) Months preceding the Accounts Date and is not under any commitment to do so.

12.	TRADING

12.1	Customers and Suppliers

Neither in the financial period ending on the Accounts Date, nor in the period since the Accounts Date, has any person (together with persons connected with him) purchased from or sold to either Group Company good or services that amount to more than ten (10) percent or more of annual Group turnover as disclosed in the Accounts and there is no person (together with persons connected with him) on whom either Group Company is substantially dependent or the cessation of business with whom would substantially affect the business of the relevant Group Company.

12.2	Powers of Attorney

There are no powers of attorney or other authority (express, implied or ostensible) given by either Group Company which are still outstanding or valid to any person to enter into any contract or commitment on its behalf other than to its employees to enter into any routine trading contracts in the normal course of their duties.

12.3	Defective Goods/Services

So far as the Warrantors are aware, neither Group Company has manufactured, sold, or supplied any products which were, at the time they were manufactured, sold or supplied, faulty or defective, or which do or did not comply with:

(a)	any warranties or representations expressly made or implied, by or on behalf of either Group Company; or

(b)	all laws, regulations, standards and requirements applicable to the products.

Each Group Company has dealt with, to the relevant customer’s reasonable satisfaction, any complaints or warranty claims that such customer has brought relating to any such products within the three years prior to the date of this Agreement.

13.	LIABILITIES AND CONTRACTS

13.1	Definition

In this paragraph, Material Contract means an agreement or arrangement to which either Group Company is a party, or is bound by, and which represents ten (10) percent or more of annual Group turnover, as disclosed in the Accounts, and is in respect of the provision of goods or services which have not been performed or which have not been delivered by the date hereof.

13.2	Material Contracts

Save for the IT Contracts, to which paragraph 17 shall apply, the Data Room contains a copy of each Material Contract to which each Group Company is a party at the date of this Agreement (or where such contracts are not in writing, full and accurate particulars of each such contract).

13.3	Unusual or Onerous Contracts etc

Neither Group Company is a party to, or subject to, any agreement or arrangement (under which it has any current outstanding liability) which:

(a)	is of an unusual or exceptional nature or was entered into other than in the ordinary course of business of either Group Company or on arm’s length terms;

(b)	restricts the freedom (whether directly or indirectly) of either Group Company to carry on the whole or any part of its business in any part of the world in such manner as it thinks fit, or the ability to transfer the whole or any part of its business;

(c)	involves any agency, distributorship, franchising, licensing, management or other similar agreement or arrangement;

(d)	involves partnership, joint venture, consortium, joint development, shareholders or similar arrangements;

(e)	is incapable of complete performance in accordance with its terms within six (6) Months after the date on which it was entered into or undertaken;

(f)	cannot be terminated by the relevant Group Company on three (3) Months’ notice or less without payment of compensation or any special fees, except for purchase order to or issued by a Group Company and Licences granted by a Group Company;

(g)	involves or is likely to involve an aggregate consideration payable by or to either Group Company in excess of fifty thousand British Pounds (£50,000);

(h)	requires either Group Company to pay any commission, finders’ fee, royalty or the like other than any agents fees payable under the agency agreements as disclosed in the Disclosure Letter;

(i)	is for the supply of goods and/or services by or to either Group Company on terms under which retrospective or future discounts, price reductions or other financial incentives are given;

(j)	is an agreement or obligation in relation to the business of either Group Company under which it is or may become liable to make any investment with, or to deposit any money with, or to provide any loan or financial accommodation or credit (other than normal trade credit) to any person, or to subscribe, convert, acquire, dispose of or underwrite any investment; or

(k)	is a forward contract relating to foreign currency (including the £ and the US$).

13.4	Breach

(a)	Save in respect of any contract for the manufacture, sale or supply of products or services by a Group Company, neither Group Company is in breach or default under any agreement to which it is a party.

(b)	In respect of any contract for the manufacture, sale or supply of products or services by a Group Company, so far as the Warrantors are aware, neither Group Company is in breach or default under such agreement.

(c)	So far as the Warrantors are aware, no party to any agreement with a Group Company is in breach or default under such agreement and neither Group Company has received notice of any intention to terminate such agreement, and the Warrantors are not aware of any facts or circumstances which are likely to give rise to such breach or default, or such agreement becoming invalid, rescinded, avoided, terminated or repudiated or any allegation of such matters.

13.5	Tenders

Neither Group Company has any outstanding offer, tender, bid, sale or service proposal, which would, if accepted, have a value in excess of ten (10) percent of annual Group turnover as disclosed in the Accounts.

14.	ASSETS

14.1	Title to Assets and Encumbrances

14.1.1	The relevant Group Company is the full legal and beneficial owner of all the assets included in the Accounts, and any assets purchased since the Accounts Date, except for those disposed of since the Accounts Date in the ordinary course of business.

14.1.2	None of the assets shown in the Accounts or used by either Group Company is the subject of any lease, hire agreement, hire purchase agreement, conditional sale agreement or similar agreement for payment on deferred terms or is the subject of any licence agreement.

14.1.3	Each Group Company is in possession and control of all the assets included in the Accounts and those acquired since the Accounts Date, except for those disclosed in the Disclosure Letter as being in the possession of a third party in the ordinary course of business.

14.1.4	The capital assets owned or used by each Group Company comprise all the assets necessary for the relevant Group Company to continue its business in the ordinary course.

14.2	Equipment

14.2.1	The equipment used in connection with the business of each Group Company:

(a)	so far as the Warrantors are aware, having made due enquiry within ninety (90) days prior to the date of this Agreement, is in satisfactory condition and working order and has been regularly and properly maintained (having regard to its age and fair wear and tear excepted) and is not dangerous, inefficient, out-of-date, unsuitable or in need or renewal or replacement; and

(b)	so far as the Warrantors are aware complies with all Applicable Laws, regulations and standards (including health and safety regulations).

14.2.2	Maintenance agreements are in force for each asset of each Group Company, which it is normal to have maintained by independent or specialist contractors and for each asset which each Group Company is obliged to maintain under a leasing, hire or other similar agreement and a copy of each maintenance agreement is included in the Data Room.

14.2.3	The asset register kept by each Group Company which is included in the Data Room sets out a complete and accurate record of the equipment owned or used by it.

15.	INSURANCE

15.1	Insurance Policies

15.1.1	Copies of each insurance policy under which each Group Company is an insured are included in the Data Room.

15.1.2	Each Group Company has paid all premiums due and has not done or omitted to do anything, the doing or omission of which would make any such insurance policies void or voidable and neither Group Company has received notice of any increase in premiums or of any change in the terms of cover under any of the policies, nor the withdrawal (in whole or in part) of cover under such policies and none of the Warrantors are aware of anything which might vitiate any of the policies or prejudice the ability of either Group Company to effect insurance on the same bases and premiums in the future.

15.1.3	Neither Group Company has been refused insurance or had any insurance cancelled and no current insurer has disputed or given any indication that they intend to dispute the validity of any of the insurance policies referred to in paragraph on any ground.

15.2	Claims

15.2.1	There are no material outstanding claims under, or in respect of the validity of, any of the insurance policies referred to in paragraph 15.1 and so far as the Warrantors are aware there are no circumstances likely to give rise to any claim under any of those policies.

15.2.2	In the three (3) years preceding the date of this Agreement, all claims made by either Group Company under its insurance policies have been settled in full by the relevant insurers and full details of such claims and settlements are set out in the Disclosure Letter.

16.	INTELLECTUAL PROPERTY

16.1	Intellectual Property Rights

16.1.1	Part 6 of the Schedule contain true, complete and accurate particulars of all Registered IP (including applications for such rights) and Unregistered IP.

16.1.2	The relevant Group Company identified in Part 6 of the Schedule is the sole legal and beneficial owner of (or applicant for) or has a licence to use the Registered IP and the Unregistered IP, free from all Encumbrances and is not obliged to grant any Encumbrance in respect of it.

16.1.3	No Intellectual Property or rights in information owned by either Group Company nor any Intellectual Property licensed to either Group Company are used in connection with its business (save for the Intellectual Property Rights, the IP Licences and the Confidential Information).

16.1.4	The relevant Group Company identified in Part 6 of the Schedule is, and is recorded on the relevant register as, the sole registered proprietor (or sole applicant, where applicable) of the Registered IP.

16.1.5	All documents necessary to establish each Group Company’s title to the Registered IP are in its possession and control and (where such documents were required to be stamped) have been duly stamped.

16.1.6	Neither Group Company has received notice of any oppositions made by any person in respect of any Registered IP, or applications refused by the relevant regulatory authority in respect of any Registered IP and there are no grounds to believe any applications shall be opposed or refused.

16.1.7	Nothing is due to be done within sixty (60) Days after Completion to meet any administrative or procedural deadline (whether or not final or extendable) in order to maintain or obtain any registrations of any Intellectual Property Rights.

16.1.8	All applications, renewal, maintenance and other official registry fees and taxes and other steps required for the maintenance, protection or enforcement of any Intellectual Property Rights have been paid on time or taken.

16.1.9	All Intellectual Property used in the business of either Group Company is either owned by such member or licensed to such member and shall remain owned or licensed by such member upon Completion. Details of all such licenses are set out in the Disclosure Letter.

16.1.10	No Intellectual Property Rights have been acquired by Leaders Oilfield Equipment pursuant to the Contract of Employment between that entity and Julian Cudmore dated 11 July 2011. No Intellectual Property Rights have been acquired by MB Petroleum Services arising out of any arrangement it has with Stephen Beattie.

16.2	IP Licences

16.2.1	Each Group Company is entitled to use under a licence all Intellectual Property owned by a third party for all purposes necessary to conduct its business in the manner currently carried on and to fulfil any existing customer orders.

16.2.2	Parts 6C and 6D of the Schedule respectively contain true, complete and accurate particulars of all IP Licences (copies of each of which are included in the Data Room to the extent such IP Licences are in writing) and:

(a)	such IP Licences are valid and binding and in full force and effect, free from Encumbrances and are freely assignable without requiring any consent; and

(b)	all IP Licences referred to in paragraph (b) of that definition have been duly recorded or registered with the proper authorities wherever a requirement to do so exists.

16.2.3	There is no breach, invalidity or grounds for determination, rescission or avoidance or repudiation of any IP Licence or of any allegation of such thing, in each case whether current or existing during the twelve (12) Months prior to the date of this Agreement.

16.2.4	Other than pursuant to the IP Licences, no member of the Group has or is obliged to grant any licence, sub-licence or assignment in respect of any Intellectual Property Rights owned or used by either Group Company or any Intellectual Property owned by a third party.

16.3	Adequacy of Intellectual Property Rights

The Intellectual Property Rights comprise all the Intellectual Property necessary for each Group Company to carry on its business and activities as carried on in the twelve (12) Months prior to the date of this Agreement.

16.4	Valid and Enforceable Rights

So far as the Warrantors are aware the Intellectual Property Rights are valid, subsisting and enforceable and nothing has been done or omitted to be done as a result of which any of them has ceased or might cease to be valid, subsisting or enforceable or subject to revocation, compulsory licence, cancellation or amendment.

No Intellectual Property Rights or IP Licences will be lost, or rendered liable to any right of termination or cessation by any third party by virtue of the performance of this Agreement.

16.5	Infringements and Claims

16.5.1	So far as the Warrantors are aware there has been no and there is no actual or threatened infringement or unauthorised use of any Intellectual Property Rights by any person and, as far as the Warranties are aware, there are no circumstances to anticipate that any of them shall be infringed.

16.5.2	So far as the Warrantors are aware the activities of each Group Company, of any licensee of Intellectual Property Rights granted by either Group Company and, so far as the Warrantors are aware, of any agents or distributors acting on behalf of either Group Company, have not infringed and do not infringe (directly or indirectly through inducement or contribution) the Intellectual Property Rights of any person or involve the unauthorised use of Confidential Information disclosed to either Group Company in circumstances which might entitle any person to make a claim against either Group Company. Each Group Company carries out patent searches before submitting patent applications to assess whether the technology that is the subject of such applications would infringe the intellectual property rights of any third party.

16.5.3	No person has made any claim against either Group Company which alleges that either Group Company is infringing such person’s Intellectual Property, or which disputes either Group Company’s ownership of the Intellectual Property Rights and so far as the Warrantors are aware, there are no facts or circumstances which are likely to give rise to such a claim.

16.6	Development of Intellectual Property Rights

16.6.1	The Intellectual Property Rights are not the subject of any rights held by any employee and in relation to any Intellectual Property Rights which were developed specifically for use by either Group Company such rights:

(a)	have been developed exclusively by employees of the relevant Group Company during the course of their employment; and

(b)	to the extent not so developed, have been transferred absolutely to the relevant Group Company or licensed to it exclusively or irrevocably (in each case in writing) or for the longest period of time permitted by Applicable Law and are not subject to any conditions as to use or transferability or as to payment and any moral rights capable of being exercised in relation to them have been waived.

16.6.2	No claims have been made or are threatened by employees or ex-employees of either Group Company to receive any payment or right in respect of any Intellectual Property used by either Group Company.

16.7	Intellectual Property

16.7.1	No Seller owns or is licensed to use any Intellectual Property Rights or Confidential Information which is also used by either Group Company.

16.7.2	No member of the Group has assigned any Intellectual Property to any Seller in the two (2) years prior to the date of this Agreement and the Group is not restricted from using any of its Intellectual Property anywhere in the world.

16.8	Royalties

None of the operations of either Group Company give rise, or shall give rise, to any royalty or like payment obligation.

16.9	Patents

To the extent that any Intellectual Property Rights:

(a)	comprise rights in respect of patents, such rights have, so far as the Warrantors are aware:

(i)	been protected insofar as all goods which are protected by any such patent are (or their packaging is) marked to show the patent numbers concerned; and

(ii)	have not been exploited in such a way that an order may be made to require the grant of a licence to third parties in respect of the protected goods; or

(b)	relate to inventions capable of protection by the grant of a patent, so far as the Warrantors are aware such Intellectual Property Rights have not been disclosed in such a way as to prejudice the grant of a patent.

16.10	Trade Marks and Trade Names

16.10.1	To the extent that a trade name or trade mark is in use by either Group Company, and that trade name or trade mark has not been registered in any country as of the date of this Agreement, if the Buyer or either Group Company shall elect to pursue the registration of such trade mark or trade name, no Warrantor shall oppose the registration of such trade mark or trade name.

16.11	Confidential Information

16.11.1	Neither Group Company is a party to any confidentiality or other agreement, or subject to any duty, which restricts the free use or disclosure of its Confidential Information.

16.11.2	All Confidential Information (including know-how and trade secrets) owned or used by either Group Company has been kept confidential or has only been disclosed to any person under an obligation of confidentiality.

17.	INFORMATION TECHNOLOGY

17.1	Definitions

In this paragraph:

IT Contracts means all arrangements and agreements under which any third party (including source code deposit agents) provides any IT Services to the IT System, including leasing, hire purchase, licensing, maintenance, hosting, consultancy and services agreements;

IT Services means all arrangements relating to the IT System or to any other aspect of the Group’s data processing or data transfer requirements (including maintenance and support, security, back-up and disaster recovery, facilities management, source code deposit, bureau and on-line services, software development and support and consultancy); and

IT System means all computer hardware (including network and telecommunications equipment) and software (including associated preparatory materials, user manuals and other related documentation) of whatsoever nature owned, used, leased or licensed by or to either Group Company.

17.2	IT System

17.2.1	Save to the extent provided in the IT Contracts, the Group is the legal and beneficial owner of, or has a contractual right to use, the IT System free from Encumbrances and the Group has obtained all necessary rights from third parties to enable it to make exclusive and unrestricted use of the IT System and all such use is within the scope of such rights.

17.2.2	The elements of the IT System:

(a)	are functioning properly and in accordance with all applicable specifications;

(b)	are not defective in any respect and have not been materially defective or materially failed to function during the last three (3) years;

(c)	do not contain any software virus and have not within the last twelve (12) Months been infected by any software virus or accessed by any unauthorised person;

(d)	have sufficient capacity and performance to meet the current and foreseeable business requirements of either Group Company;

(e)	include sufficient user information to enable reasonably skilled personnel in the field to use and operate the IT System without the need for further assistance; and

(f)	have been satisfactorily and regularly maintained and the IT System has the benefit of appropriate maintenance and support agreements, complete and accurate particulars of which are set out in the Data Room.

17.3	IT Contracts

17.3.1	A true, complete and accurate copy of each IT Contract is included in the Data Room and each such Contract is valid and binding and so far as the Warrantors are aware no act or omission has occurred which would, if necessary with the giving of notice or lapse of time, constitute a breach of any such contract.

17.3.2	There are and have been no claims, disputes or proceedings arising or threatened under any IT Contracts

17.4	Material Disruption

Neither Group Company has experienced any material disruption in or to its business or operations as a result of:

(a)	any security breach in relation to the IT System;

(b)	any failure (whether arising from any bug, virus, defect or otherwise), lack of capacity or other sub-standard performance of the IT System; or

(c)	any failure, interruption or defective operation of the IT System caused by the occurrence or processing of any date and no circumstance exists, which is likely or expected to give rise to any such disruption.

17.5	Security

Each Group Company has implemented appropriate procedures, including in relation to off-site working where applicable, for ensuring the security of the IT System and the confidentiality and integrity of all data stored in it.

17.6	Disaster Recovery

Each Group Company has in place a disaster recovery plan which would enable the business of each Group Company to continue if there were significant damage to, or destruction of, some or all of the IT System.

17.7	Default

Neither Group Company nor, so far as the Warrantors are aware, any third party is in breach of any agreement or arrangement required to be disclosed under paragraph 17.3.1.

17.8	Source Code

The Group has possession or control of the source code of all software in the IT System, other than any standard package software used by the Company but not licensed by the Company to third parties, or has the right to gain access to and disclose freely such code under the terms of source code deposit agreements with the owners of the rights in the relevant software and reputable deposit agents and no source code is in escrow and neither Group Company has disclosed the source code to any third party.

17.9	Websites

A list of all websites currently or previously operated, and other internet operations currently or previously carried on, by or on behalf of the Group (whether or not directed at, or accessible by the public) are disclosed in the Data Room.

18.	EMPLOYMENT

18.1	Full and accurate details of the following are disclosed in the Disclosure Letter:

(a)	the Employees’ and Directors’ names, respective salaries, ages, length of service, notice periods, benefits, holiday entitlement, pension and any other agreement or arrangement or expectation or custom and practice relating to their employment or the termination of their employment;

(b)	the terms of all current contracts of employment of any Employee whose basic salary is or exceeds fifty thousand British Pounds (£50,000) per annum (the Key Employees);

(c)	all terms of employment or benefits provided of general application or of application to particular grades or categories of Employee;

(d)	details of any current, pending or threatened disputes, disciplinary proceedings, claims, grievances or subject access requests from or with any current or former Employee or Director;

(e)	the appointment letters or terms of engagement of any Director who is not an Employee;

(f)	details of any currently outstanding offers of employment or engagement made to anyone who is not currently employed or engaged by each Group Company;

(g)	details of all consultants engaged by each Group Company including their terms and conditions and the basis on which such consultants are engaged and the duration of their respective engagements;

(h)	details of any agents engaged by each Group Company including their terms and conditions, details of any termination payments or indemnities due to the agents, the duration of their respective engagements, the terms of business with the relevant agency providing the agents to either Group Company and the basis on which such agents are engaged;

(i)	details of any other persons engaged by either Group Company (whether on a paid or unpaid basis);

(j)	details of any subcontracted services and of any employees engaged by such a subcontractor;

(k)	the terms of all current recognition, procedural, collective or other agreements between either Group Company and any trade union or other body representing the Employees or any of them;

(l)	all policies, procedures and other terms of employment or arrangements relating to any Employee or Director (other than referred to above) including any data protection policy, redundancy or severance policy, mobility policy, health and safety policy and disciplinary and grievance policy; and

(m)	the terms of all share incentive schemes, share option schemes or profit sharing, bonus or other incentive schemes applicable to any of the Employees or Directors.

18.2	Since the last Accounts Date no change has been made in the terms of employment, including pension fund commitments, relating to any Employee (other than those required by law) which could increase the total staff costs of either Group Company by more than one percent (1%) or the remuneration of any one Director or Employee by more than one percent (1%).

18.3	Neither Group Company has entered into any arrangement regarding any future variation in any contract of employment in respect of any of the Employees or Directors. There is no agreement imposing an obligation on either Group Company to increase the basis and/or rates of remuneration and/or the provision of other benefits in kind (including any share incentive, share option, profit related pay, profit sharing bonus or other incentive scheme) to or on behalf of any of the Employees or Directors at any future date.

18.4	All contracts of employment (written or unwritten) with any Employee based in the UK can be terminated by three (3) months’ notice or less without giving rise to a claim for damages, severance pay or compensation (other than a statutory redundancy payment or statutory compensation for unfair dismissal).

18.5	There are no amounts of deferred remuneration outstanding (including bonuses and holiday and which are for the account of either Group Company to any Employee (other than amounts representing remuneration accrued due for the current pay period, or for reimbursement of reasonable business expenses).

18.6	Each Group Company has, in relation to each of the current and former Employees and Directors, complied with all legislation, regulations, health and safety at work obligations, codes of conduct, codes of practice, collective agreements, terms and conditions of employment, orders, agreements with third parties and awards relevant to their conditions of service or to the relations between it and the Employees or any recognised trade union or body representing any of the Employees and has not incurred any liability to any Employee or Director regarding any act, omission, breach or default of any such obligation or provision or in respect of any accident or injury with respect to any current or former Employee or Director.

18.7	No material number, grade or category of Employees and no Key Employee has given notice of termination of his contract of employment or is under notice of dismissal.

18.8	So far as the Warrantors are aware, no Employees or Key Personnel have stated to the Warrantors that they intend to resign as such as a result of the acquisition of the Company by the Buyer or other performance of the terms of this Agreement.

18.9	No current or former Employee or Director, nor anyone who is or who has at any time in the past provided services to either Group Company under a contract of services, has any right to ownership of any invention or improvement made or discovered by him in the course of employment with either Group Company or claimed under the Patents Act 1977 or otherwise any compensation or payment in respect of or right to use any such invention or improvement.

18.10	There are no persons employed (or previously employed) by either Group Company who are on secondment, maternity leave, absence on grounds of disability or other leave of absence and have, or may have, a statutory or contractual right to return to work.

18.11	No payment has been made or promised to be made or benefit given or promised to be given by either Group Company in connection with the actual or proposed termination or suspension of employment or variation of any contract of employment of any current or former Employee or Director.

18.12	Neither Group Company has not made or agreed to make any payment to, or provided or agreed to provide any benefit for, any current or former Employee or Director or any spouse or dependant of any current or former Employee or Director on termination of his employment.

18.13	The employer of the Employees is not currently and has not within the period of three (3) years preceding the date of this Agreement been a party to:

(a)	any relevant transfer (as defined in the Transfer of Undertakings (Protection of Employment) Regulations 1981 (as amended) or the Transfer of Undertakings (Protection of Employment) Regulations 2006 or similar or equivalent legislation or agreement for a relevant transfer; or

(b)	any consultation in relation to any collective redundancies made pursuant to section 188 of the Trade Union and Labour Relations (Consolidation) Act 1992.

18.14	Neither Group Company recognises to any extent any trade union or other body representing the Employees or any of them for the purpose of collective bargaining or other negotiating purposes.

18.15	No dispute has arisen within the last three (3) years between either Group Company and a material number or category of the Employees (or any trade union, appropriate representatives or other body representing all or any of the Employees), and the Warrantors are not aware of any circumstances which may give rise to any such dispute.

18.16	All personnel whose services are wholly or mainly utilised in the business operated by either Group Company are employed by such Group Company.

18.17	All the Employees are employed wholly or mainly in the business operated by a Group Company and are all the employees needed for the operation of this business as currently carried on.

18.18	Each Group Company has complied in all respects with its obligations under the Data Protection Act 1998 and any similar or equivalent legislation with respect to its current and former Employees and Directors, its customers and clients and all other individuals about whom either Group Company processes personal data including filing accurate and up-to-date data protection registrations, holding, storing, processing and transferring personal data (within the meaning of the Data Protection Act 1998) within or outside the United Kingdom.

18.19	Each Group Company has provided details of all agreements, consents and other arrangements relating to the processing of personal data including data protection registrations, consents from Employees, customers and clients to process such personal data, arrangements or agreements to transfer such personal data within or outside the United Kingdom, arrangements or agreements to process personal data on behalf of third parties as a data processor and arrangements and agreements with third party data processors to process data relating to such Group Company’s own data subjects.

19.	PENSIONS

19.1	The Company has provided full details relating to the Pension Scheme to permit the Buyer to form a true and fair view of the Pension Scheme and the benefits (including contingent benefits) provided, or to be provided under it and the obligations of the Company including, but not limited to, the governing documentation, details of all participants and the basis of participation offered to the Employees or Directors to the Buyer, contained in the Disclosure Letter.

19.2	The Company has not made, offered, agreed or provided any contribution to the Pension Scheme on its own behalf or on behalf of the relevant employer of any current or former Employee or Director.

19.3	All contributions (including fees, charges and expenses of whatever nature) due to or premiums due in respect of the Pension Scheme prior to the date hereof have been paid and remitted to the trustees of the Pension Scheme.

19.4	Other than the Pension Scheme, the Company has not ever sponsored, designated, participated in or contributed to any arrangement (whether or not closed, funded or approved) for providing pension or other benefits on, or in anticipation of, the retirement or death or any current or former Director or Employee of the Company nor has it agreed or announced any proposal to enter into or establish any such arrangement.

19.5	There are no practices relating to benefits from the Pension Scheme which are not reflected in the documentation disclosed to the Buyer.

19.6	No announcement or undertaking has been made or any written or oral assurance given to any of the Employees regarding the improvement, continuation, reduction, increase or introduction of any pension or death benefit for or in respect of any such person.

19.7	No discretion or power has been exercised (or practice followed) under the Pension Scheme to:

(a)	augment benefits (whether in relation to early retirement, pension increases or otherwise);

(b)	admit to membership a person who would not otherwise have been eligible for admission to membership;

(c)	admit to membership a person on terms which provided for or envisaged the payment of a transfer value or a transfer of assets from another scheme to either of the Pension Scheme in a case in which the payment or transfer has not been made in full;

(d)	provide a benefit which would not otherwise be provided; or

(e)	pay a contribution which would not otherwise have been paid.

19.8	The Pension Scheme is not wound-up or is in the process of being wound-up (either fully or partially), nor has any plan or proposals indicating an intention to amend, discontinue or exercise any discretion in relation to the Pension Scheme been issued prior to the date hereof.

19.9	All lump sum death in service benefits which may become payable under any of the Pension Scheme is fully insured and all related insurance premiums due prior to the date hereof have been duly paid.

19.10	The Pension Scheme is exempt approved by Her Majesty’s Revenue and Customs for the purposes of either Chapter I or Chapter IV of Part XIV of the Taxes Act 1988 since its commencement date and there is no reason why such approval may not continue. The Pension Scheme is a registered pension scheme within the meaning of the Finance Act 2004 (as amended) with effect from 6 April 2006.

19.11	The Pension Scheme is a contracted-out scheme for the purposes of the Pension Schemes Act 1993 and has been administered in accordance with the contracting out requirements of that Act.

19.12	The Pension Scheme complies with and has always been administered in accordance with all applicable laws, regulations and Her Majesty’s Revenue and Customs requirements (including the requirements applicable to registered pension schemes after 5 April 2006). So far as the Warrantors are aware there has been no breach of trusts in relation to the Pension Scheme.

19.13	The Company is the only employer that currently employs active members of the Pension Scheme and the Company does not currently participate in (whether by employing active members, employing employees in the description or category of employment to which the Pension Scheme relates or otherwise) or has ever participated in any other pension scheme.

19.14	No contribution notice, financial support direction or restoration order has been served on the Company or any person connected to or associated with them by the Pensions Regulator in accordance with its powers under the Pensions Act 2004 and so far as the Warrantors are aware there is no reason why such a contribution notice, financial support direction or restoration order may be served on the Company.

19.15	None of the Employees have any rights to take early retirement benefits, whether under the Pension Scheme or otherwise.

19.16	In relation to the Pension Scheme, there are no current legal proceedings (including, without limitation, contact with the Pensions Regulator, the Pensions Advisory Service or the Pensions Ombudsman or an application under the Pension Scheme’s internal dispute procedure) by or against the trustees, managers or administrator of the Pension Scheme or the Company and none is pending or threatened. The Company is not aware of a matter which might give rise to such proceedings.

20.	PROPERTY AND FOREIGN PROPERTY

20.1	The Property

20.1.1	The Property comprises all the land and buildings in Scotland owned, leased, used or occupied by the Group, or in which the Group has any other interest, rights or liability (whether contingent, secondary or otherwise).

20.1.2	The particulars of the Property set out in Part 7A of the Schedule are true and accurate in all material respects.

20.1.3	Each Group Company has no right of first refusal, option or contractual obligation to purchase any other legal or equitable interest in or affecting any land or buildings in Scotland other than the Property.

20.2	Leasehold Property

In relation to the Property:

(a)	the Property is held under the terms of the relevant Lease and no member of the Group has given any guarantee or indemnity for any liability relating to the Property except as disclosed in the relevant Lease;

(b)	insofar as reasonably possible the Seller has exhibited evidence of the landlord’s title to the Property, details of the current rent reserved and all necessary consents for any dealing with the relevant Lease

(c)	no alterations or improvements carried out by the relevant landlord or any other person are required by the relevant Lease to be reinstated or removed on or before all rent, insurance, service charges and other outgoings which may be payable in respect of the relevant Lease have been paid and none has been waived or paid in advance of the due date;

(d)

there is no subsisting material breach of the covenants contained in the relevant Lease on the part of the tenant or, so far as the Warrantors are aware, on the part of the relevant landlord, or any other event of a material nature which would give rise to irritancy of the relevant Lease and no notices alleging any breach of obligations contained in the relevant Lease on the part of the tenant or, so far as the Warrantors are aware, the relevant landlord, remains outstanding; and

(e)	The Company has not served any notices on the relevant landlord of the Property under the relevant Lease.

20.3	Outgoings

20.3.1	The Property is not subject to the payment of any outgoings other than the uniform business rate, utilities and water rates and sums payable under the relevant Lease (including rent, insurance and service charge reserved by the relevant Lease) all of which, to the extent due and payable prior to the date hereof have been paid when due and none of which is in dispute.

20.3.2	In relation to the Property all rent, insurance, service charges and other outgoings which have been demanded or invoiced under the relevant Lease has been paid to the extent due and payable prior to the date hereof and none have been waived or paid in advance of the date in which any such payments fall due.

20.4	The Foreign Property

20.4.1	The Foreign Property comprises all the land and buildings in any other part of the world (other than in Scotland) owned, leased, used or occupied by the Group, or in which the Group has any other interest, right or liability (whether contingent, secondary or otherwise).

20.4.2	The particulars of the Foreign Property set out in Part 7B of the Schedule are true and accurate in all material respects.

20.5	Foreign Leasehold Property

In relation to the Foreign Property:

(a)	the Foreign Property is held under the terms of the relevant Lease and no member of the Group has given any guarantee or indemnity for any liability relating to the Foreign Property except as disclosed in the relevant Lease;

(b)	there is no subsisting material breach of the covenants contained in the relevant Lease on the part of the tenant, or so far as the Warrantors are aware, on the part of the relevant landlord, or any other event of a material nature which would give rise to termination of the relevant Lease and no notices alleging any breach of obligations contained in the relevant Lease on the part of the tenant, or, so far as the Warrantors are aware, the relevant landlord, remains outstanding;

(c)	all rent, insurance, service charges and other outgoings which have been demanded or invoiced under the relevant Lease to the extent due and payable prior to the date hereof have been paid; and

(d)	the Company has not served any notices on the respective landlords of the Foreign Property under the relevant Lease.

21.	INTERNATIONAL OPERATIONS

21.1	The Subsidiary has undertaken no business and has incurred no obligations or liabilities except in respect of its formation. The branch of the Company that has been registered in China has undertaken no business and has incurred no liabilities or obligations except in respect of its formation and pursuant to the Foreign Property.

22.	ENVIRONMENTAL

22.1	Definitions

In this paragraph:

Environment means all or any of the following:

(a)	living organisms (including humans and the ecological systems of which they form part and the following media (alone or in combination): air (including the air within the buildings and the air within other natural or man made structures whether above or below ground); water (including water under or within land or in drains or sewers and surface, ground, coastal and inland waters); land (including surface land, sub-surface strata, land under water and natural and man made structures); and

(b)	natural resources;

(c)	Environmental Consent means any permit, licence, authorisation, consent or other approval in relation to any Environmental Laws;

Environmental Laws means all and any of the following to the extent that they are enforceable from time to time in any applicable jurisdiction:

(d)	any supranational, national, European Union, federal, state or local statutes, directives or other laws or legislation or subordinate legislation;

(e)	all rules, regulations, orders, notices, guidelines, guidance notes, codes of practice or circulars made or issued under (a) above;

(f)	all common laws, civil codes and equity; and

(g)	any judgments, decisions, notices, orders, directions, consents, agreements, instructions or awards by or with any governmental or regulatory authority, to the extent that they relate to Environmental Matters, or have as a purpose or effect the provision of remedies or compensation for harm or damage to the Environment or human health;

Environmental Matters means any matter relating to or concerning:

(h)	any generation, use, handling, storage, release, emission, deposit, disposal, keeping, treatment, transportation or manufacture of any Hazardous Substances;

(i)	any nuisance, noise, odour, vibration, light or radioactivity;

(j)	the pollution or contamination of the Environment or to the protection of the Environment from pollution or contamination;

(k)	the exposure of any person to Hazardous Substances;

(l)	reservation or protection of species, habitats, biodiversity, flora and fauna;

(m)	discharges to land or water or emissions to air or abstraction of water; and

(n)	the investigating, remedying and/or monitoring of any loss or damage arising from any of the above; and

Hazardous Substance means any substance whatsoever (whether in a solid or liquid form) or in the form of a gas or vapour and whether alone or in combination with any other substance) which is capable of causing harm or damage to man or to the Environment and shall include any waste.

22.2	Environmental Consents and Compliance

22.2.1	Each Group Company possesses all necessary Environmental Consents (all of which are in valid and subsisting) and no further Environmental Consents may be required by each Group Company to carry on its business in the manner in which the business is now carried on.

22.2.2	No Environmental Consent is personal to any of the Sellers and no Environmental Consent will be revoked, modified or suspended as a result of the acquisition by the Buyer of the Shares or any other reason and, as far as the Warranties are aware, there are no circumstances likely to give rise to any such revocation or modification or suspension.

22.2.3	So far as the Warrantors are aware each Group Company has complied in all material respects at all times with all applicable Environmental Laws and all Environmental Consents and neither Group Company has received any written notice or other communication from which it appears that it is, or is likely to be, in violation of any Environmental Laws or Environmental Consent.

22.3	No Remedial Action

So far as the Warrantors are aware neither Group Company is responsible for any clean up or other remedial action of any kind in relation to any of the Properties, nor is subject to any investigation or enquiry or proceeding (whether in progress, pending or, as far as the Warranties are aware, threatened) by any regulatory authority at any of the Properties and, as far as the Warranties are aware, no fact or circumstance exists which is likely to give rise to such investigation, enquiry or proceeding.

23.	STEVE BEATTIE

23.1	As far as the warrantors are aware, there are no contracts in existence between Steve Beattie (one of the Sellers) and the Omani agent of the Company.

PART 4B

TAX WARRANTIES

1.	GENERAL AND COMPLIANCE MATTERS

1.1	All notices, returns (including any land transaction returns), reports, accounts, computations, statements, assessments, claims, disclaimers, elections and registrations and any other necessary information which have, or should have, been made, given or submitted by each Group Company to any Tax Authority for the purposes of Tax have been made on a proper basis, were submitted within applicable time limits and were and remain accurate and complete. None of the above is, or is likely to be, the subject of any material dispute with any Tax Authority.

1.2	Neither the Warrantors nor either Group Company is aware of a Tax return or any matter or item in such a Tax return being questioned, challenged or inquired into by a Tax Authority nor any intention by a Tax Authority to do so.

1.3	All Tax, no matter where it arises, for which either Group Company has been liable or is liable to account, has been duly paid (insofar as such Tax ought to have been paid) by the due dates and no penalties, fines, surcharges or interest have been incurred. Neither Group Company has committed any act or made any omission which might constitute an offence under any Tax statute or common law.

1.4	Each Group Company has prepared, kept and maintains complete and accurate and up to date records, invoices and other information in relation to Tax, that meet all legal requirements and enable each to deliver correct and complete Tax returns and to calculate the tax liabilities of the Group Companies accurately in all material respects and to support all claims or elections or the equivalent made, to be made or capable of being made.

1.5	The Disclosure Letter discloses whether or not or either Group Company is obliged or entitled to make payments of any Tax in installments and, if applicable, gives details of installments of corporation tax paid in respect of any current or immediately preceding three (3) accounting periods.

1.6	All Tax (including where applicable pay related social insurance, national insurance contributions, social security or similar employee taxes) deductible under the PAYE system or any other Tax statute has, so far as is required to be deducted, been deducted from all payments made (or treated as made) by the Group Companies. All amounts due to be paid to the relevant Tax Authority on or before the date of this Agreement have been so paid.

1.7	The Disclosure Letter contains details of any payments or loans made to, any assets made available or transferred to, or any assets earmarked, however informally, for the benefit of, any director, shadow director, or former director, former shadow director, employee or former employee (or any associate of such employee or former director, shadow director, or employee) of the Group Companies by an employee benefit trust or another third party and details of any trust or arrangement capable of conferring such a benefit.

1.8

The Disclosure Letter contains details of all concessions, unusual arrangements, dispensations, undertakings, agreements and arrangements that the Group Companies has entered into with a Tax Authority and no such concession, arrangement, dispensation, undertaking or agreement is liable to be withdrawn for any reason, including the entering into of this Agreement or Completion. The amount of Tax payable by each Group Company during any period up to and including Completion is not dependent upon any concession, unusual arrangement, dispensation, undertaking, agreement or arrangements between the relevant Group Company and a Tax Authority. In particular, no transaction has been effected by any of the Group Companies in respect of which any consent or clearance from a Tax Authority is or was required whether or not such consent or clearance was validly obtained before the transaction was effected, otherwise than in accordance with the terms of any such consent or clearance or otherwise at a time and in circumstances in which such consent or clearance was valid, effective and in any event where such consent or clearance was required or obtained and no circumstances have arisen which might be reasonably expected to cause such consent or clearance to be or have become or become invalid or withdrawn by a Tax Authority.

1.9	The Group Companies have duly submitted all claims, disclaimers, elections, surrenders and applications on the basis consistent with the treatment of Tax in the Accounts, and the Disclosure Letter describes:

(a)	all elections or the equivalent made in accordance with any Tax Statute; and

(b)	all agreements entered into with the Tax Authority by either of the Group Companies.

1.10	There are no outstanding requests, agreements, consents or waivers to extend the statutory period of limitation that is applicable to the assessment of any Taxes or deficiency against either of the Group Companies.

1.11	Since the Accounts Date there has been no change in any practice or policy in respect of Tax returns on the basis upon which the Tax is paid, nor has any Tax return or payment of Tax been made which are inconsistent with past practice.

1.12	The Disclosure Letter contains full and accurate particulars of all transactions effected otherwise than in the ordinary course of business since the last Accounts Date in respect of which either Group Company is required to make a specific return to the relevant Tax Authority and in respect of which the time for making such return will expire on or after Completion.

1.13	No rents, interest, annual payments, emoluments or other sums of an income nature paid or payable by either Group Company or which either Group Company is under an obligation to pay in future, under the laws as currently in force, may be wholly or partially disallowable of deductions or charges in computing profits for the purposes of any Tax by reason of any Tax statute.

2.	SECONDARY LIABILITIES

Neither of the Group Companies is, or is likely to become, liable to make to any person (including any Tax Authority) any payment in respect of any liability to Tax which is primarily or directly chargeable against, or attributable to, any other person.

3.	TAX LIABILITIES

3.1	All Tax of any nature whatsoever whether of the United Kingdom or elsewhere for which each Group Company is liable or for which it is liable to account and has been duly paid insofar as such Tax ought to have been paid and without prejudice to the generality of the foregoing each Group Company has made all such deductions, withholdings and retentions as it was obliged or entitled to make and has complied in all material respects with all its reporting obligations to the relevant Tax Authority in connection with any such payment deducting withholding or retention made.

3.2	The Accounts make full provision or reserve within generally accepted accounting principles for all Tax for which the Company is accountable at the Accounts Date. Proper provision has been made and shown in the Accounts for deferred Tax in accordance with generally accepted accounting principles.

4.	PENALTIES AND INTEREST

In the three (3) years prior to Completion, or in respect of any period in which a Tax Authority is not prohibited by statute due to elapse of time from making enquiries, requests for information, assessments, demands or otherwise for or in respect of any Tax, neither Group Company has paid or become liable to pay, nor are there any circumstances by reason of which a Group Company is likely to become liable to pay, any penalty, fine, surcharge or interest in connection with any Tax.

5.	INVESTIGATIONS

In the three (3) years prior to Completion, or in respect of any period in which a Tax Authority is not prohibited by statute due to elapse of time from making enquiries, requests for information, assessments, demands or otherwise for or in respect of any Tax, neither Group Company has suffered or been subject to any investigation, audit or visit by any Tax Authority. The Warrantors are not aware of any such investigation, audit or visit that is likely to occur within the next twelve (12) Months following the date of this Agreement.

6.	CHARGEABLE GAINS

6.1	The gross book value shown in, or adopted for the purposes of, the Accounts as the value of each of the assets of the Group Companies, on the disposal of which a chargeable gain or allowable loss could arise, does not exceed the amount which on a disposal of such asset at the date of this Agreement would be deductible, in each case, disregarding any statutory right to claim any allowance or relief.

6.2	Neither Group Company has disposed of or acquired any asset in circumstances such that a price other than the price actually paid may be submitted for Tax purposes.

7.	LOSSES

7.1	Nothing has been done and no event or series of events has occurred or will occur as a result of any contract, agreement or arrangement entered into before Completion which might when taken together with the entry into of this Agreement or Completion and any related agreements or any of them, cause or contribute to the disallowance to either of the Group Companies of the carry forward of any losses, excess charges on income or surplus advance corporation tax or any other relief.

7.2	The use of losses incurred by or charges paid by either of the Group Companies is not restricted by any legislation in connection with anything done prior to the Completion in any period

7.3	There are no capital losses available for carry-forward by the Group Companies.

8.	CAPITAL ALLOWANCES

8.1	Neither Group Company owns or has owned at the Accounts Date any asset which, if disposed of at the date of this Agreement for consideration equal to its net book value as included in the Accounts, would give rise to a balancing charge or clawback of allowances or any similar relief.

8.2	Any plant, machinery or otherwise acquired for use for the purposes of the trade of any of the Group Companies on which capital allowances or similar such allowances have been claimed, has been wholly and exclusively used for the purposes of the trade carried on by the acquiring company.

9.	DISTRIBUTIONS AND OTHER PAYMENTS

9.1	No distribution, dividend or deemed distribution of any kind, within the meaning of any Tax statute, has been made (or will be deemed to have been made) by either Group Company, except dividends shown in their statutory accounts, and neither of the Group Companies is bound to make any such distribution.

9.2	Neither of the Group Companies has, within the period of seven (7) years preceding Completion, been engaged in, nor been a party to, any form of discharge for the purposes of any Tax statute or otherwise.

10.	LOANS AND DEBT RELATIONSHIPS

All financing costs, including interest, discounts and premiums payable by the Group Companies in respect of its debt or deemed debt obligations (whether for the purposes of a Tax statute, generally accepted accounting principles or otherwise) are eligible to be brought into account by the Group Companies as a deduction for the purposes of computing all income type taxes, including United Kingdom corporation tax, at the time, and to the extent that such costs, interest, discount or premiums are recognised in the statutory accounts or similar such accounts of the Group Companies.

11.	CLOSE COMPANIES

Neither of the Group Companies is or has ever been a “close company” for the purposes of the UK Corporation Tax Acts or any similar legislation.

12.	GROUP RELIEF

12.1	Except as provided in the Accounts, neither of the Group Companies is, or is likely to be, obliged to make or be entitled to receive any payment for the surrender of group relief (within the meaning of the UK Corporation Tax Acts) to or by the Group Companies in respect of any period ending on or before Completion, or any payment for the surrender of the benefit of an amount of advance corporation tax or any repayment of such a payment.

12.2	No relief (whether by way of deduction, reduction, set off, exemption, repayment, allowance or otherwise) from, against or in respect of any Tax has been claimed or given to either of the Group Companies which could or might be effectively withdrawn, postponed, restricted or otherwise lost as a result of any act, omission, event or circumstances arising or occurring at, or at any time after, Completion

13.	GROUPS OF COMPANIES

13.1	Neither of the Group Companies has entered into, or agreed to enter into, any agreement, transaction, election or similar arrangement whereby the Tax of a company can be treated as the tax of another.

13.2	Neither the execution nor completion of this Agreement, nor any other event since the Accounts Date, will result in any asset or other taxable tangible or intangible asset or liability being deemed to have been disposed of and re-acquired by a Group Company for Tax purposes or to the clawback of any relief previously given.

13.3	The Disclosure Letter gives details of all tax grouping arrangements and agreements in connection with being a member of a group for any Tax purpose that each of the Group Companies has been a party to in either case since 2000.

13.4	No liability to Tax has been deferred by either Group Company under any Tax statute.

14.	GROUP COMPANIES RESIDENCE AND OVERSEAS INTERESTS

14.1	The Group Companies are and have been resident only in their respective jurisdiction of their incorporation for Tax purposes and have not, at any time in the past seven (7) years, been treated as resident in any other jurisdiction for the purposes of any double Tax arrangements.

14.2	Neither of the Group Companies holds, or within the last seven (7) years has held, shares in a company which is not resident in the country of its incorporation, a material interest in an offshore fund, a company which could be treated as a controlled foreign company (for the purposes of the UK Corporation Tax Acts, or equivalent legislation) or a permanent establishment outside the country of its incorporation.

14.3	Neither Group Company is liable to or has at any time incurred any liability to Tax in any jurisdiction, other than the jurisdiction in which it was formed including by having a permanent establishment for Tax purposes or having a source of income in any other jurisdiction, other than the jurisdiction in which it was formed.

14.4	No Tax clearance, certificate or consent is or could be required as a result of entering into this Agreement or the Completion or performance of any obligations under this Agreement.

14.5	Neither Group Company has ever been, or is now, assessable to Tax as a result of it being an agent, representative or otherwise a representative of any other person for the purposes of any Tax statute.

15.	TRANSFER PRICING

All transactions or arrangements made by either of the Group Companies has been made on arm’s length terms and the processes by which prices and terms have been arrived at have, in each case, been fully documented. No notice, enquiry or adjustment has been made by any Tax Authority in connection with any such transactions or arrangements.

16.	ANTI-AVOIDANCE

16.1	Neither of the Group Companies has been involved in any transaction or series of transactions the main purpose, or one of the main purposes, of which was the avoidance of Tax or any transaction that produced a Tax loss with no corresponding commercial loss.

16.2	Neither Group Company has been involved in any transaction or series of transactions which, or any part of which, may for any Tax purposes need to be specifically disclosed to a Tax Authority other than as part of routine periodic compliance or which is at risk of being disregarded, recharacterised or reconstructed by reason of any motive to avoid, reduce or delay a possible liability to Tax.

17.	INHERITANCE OR GIFT TAX

No asset owned by either of the Group Companies, nor the Shares, is subject to any charge or is liable to be subject to any sale, mortgage or charge under any Tax statute.

18.	VALUE ADDED TAX

18.1	The Company is a taxable person and is registered for the purposes of VAT with quarterly prescribed accounting periods.

18.2	Neither of the Group Companies, is or has been in the period of six (6) years ending with the date of this Agreement, a member of a group of companies for the purposes of VAT.

18.3	All supplies made by the Group Companies are VAT taxable supplies. Neither of the Group Companies has been, or will be, denied full credit for all input tax paid or suffered by it.

18.4	Neither of the Group Companies owns any assets which are capital items subject to the capital goods scheme, nor has exercised any option to tax under Part 1 of Schedule 10 to the VATA 1994.

18.5	The Disclosure Letter includes a correct and complete list and full particulars of any claim for bad debt relief which has been or may be made by either of the Group Companies.

18.6	Neither of the Group Companies has exercised a waiver of exemption in respect of any real property.

19.	STAMP DUTY, STAMP DUTY LAND TAX AND STAMP DUTY RESERVE TAX

19.1	Any document that may be necessary or desirable in proving the title of either of the Group Companies to any asset which is owned by such Group Company at Completion, is duly stamped and where necessary adjudicated for stamp duty purposes. No such documents which are outside the relevant jurisdiction would attract stamp duty if they were brought into such relevant jurisdiction.

19.2	Neither entering into this agreement nor Completion will result in the withdrawal of any stamp duty or stamp duty land tax relief granted on or before Completion which will affect either of the Group Companies.

19.3	Neither of the Group Companies has been involved in any transaction involving an instrument in relation to which a claim for relief from or exemption from stamp duty or capital duty was made and which may be subject to forfeiture after Completion.

20.	LIENS

There are no liens, contingent or otherwise, for Taxes or in favour of any Tax Authority upon the Shares or assets of either of the Group Companies.

21.	RETURN OF CAPITAL

21.1	Neither of the Group Companies has since its incorporation:

(a)	repaid or agreed to repay or redeemed or agree to redeem or purchased or agreed to purchase any of its share capital; or

(b)	capitalised or agreed to capitalise in the form of debentures or redeemable shares any profits or reserves of any class of description.

22.	SHARE SCHEMES

22.1	Neither of the Group Companies has established or has agreed to establish any share scheme or similar such arrangements whether approved or unapproved

22.2	Neither of the Group Companies has issued or agreed to issue any shares or options in respect of shares under any schemes approved by HM Revenue & Customs under Schedules 2, 3 and 4 to Income Tax (Earnings and Pensions) Act 2003 (Approved Schemes) or otherwise.

22.3	The Disclosure Letter contains details of all options granted under or with the benefit of Schedule 5 to Income Tax (Earnings and Pensions) Act 2003 (EMI Options) (or any preceding, subsequent or other legislation with similar effect whether in the UK or otherwise).

22.4	There are no circumstances which might cause a disqualifying event under section 534 of ITEPA 2003 in respect of any EMI Options before or at Completion.

22.5	There are no circumstances which might cause there to be a breach of the conditions set out in Chapter 3, Part 12 of the Corporation Tax Act 2009 in respect of the EMI Shares such that the Company may not be entitled to Relief in respect of the issue of the EMI Shares under and in accordance with the provisions of Chapter 3, Part 12 of the Corporation Tax Act 2009.

PART 5

LIMITATIONS ON LIABILITY

1.	LIMITATION ON LIABILITY

The Sellers and the Buyer agree that any claim made by the Buyer under this Agreement and the Tax Deed (a Claim) shall be governed by and shall be dealt with in accordance with the provisions of this Part 5. The liability of the Sellers in respect of any Claim shall be limited as set out below.

1.1	Financial Limits

1.1.1	The Buyer shall not be entitled to recover any amount in respect of a Claim (excluding any claim arising under the Tax Deed) unless the amount of the Claim exceeds fifty thousand British Pounds (£50,000) (a De Minimis Claim) and the aggregate amount of all Claims, having disregarded such De Minimis Claims, exceeds one million British Pounds (£1,000,000).

1.1.2	The Buyer shall not be entitled to recover any amount in respect of a Claim arising under the Tax Deed unless the amount of the Claim exceeds twenty five thousand British Pounds (£25,000).

1.1.3	The aggregate liability of the Sellers in respect of all and any Claims shall be limited to and shall not exceed thirty percent (30%) of the Consideration (other than in respect of any Claims under the Warranties, in paragraphs 2.1.1, 2.1.2 and 3.1.1 of Part 4A of the Schedule).

1.1.4	Subject to paragraph 1.1.3, the aggregate liability of the Sellers in respect of all and any Claims , including any Claims under the Warranties in paragraphs 2.1.1, 2.1.2 and 3.1.1 of Part 4A of the Schedule shall be limited to and shall not exceed the Consideration.

1.1.5	The maximum individual liability of any Seller in respect of all Claims (other than in respect of any Claims under the Warranties in paragraphs 2.1.1, 2.1.2 and 3.1.1 of Part 4A of the Schedule) shall be limited to thirty percent (30%) of the portion of the Consideration received by such Seller.

1.1.6	Subject to paragraph 1.1.5, the maximum individual liability of any Seller in respect of all and any Claims under the Warranties including any Claims under the Warranties in paragraphs 2.1.1, 2.1.2 and 3.1.1 of Part 4A of the Schedule shall be limited to and shall not exceed the portion of the Consideration received by such Seller.

2.	TIME LIMITS

2.1	Time Limits

The Buyer shall not be entitled to recover any amount in respect of a Claim unless notice of such Claim has been served upon the Sellers by the Buyer in accordance with this Agreement:

(a)

in the case of a Claim for breach of any of the Warranties (other than the Tax Warranties) such Claim has been served upon the relevant Sellers by the Buyer not later than 16:00 hours on the 30th November 2013 and the liability of the Sellers for any Claim specified in such notice shall absolutely determine and cease if legal proceedings have not been instituted in respect of such Claim by the due service of process on the relevant Sellers within six (6) Months after the date of such written notice; and

(b)

in the case of a Claim for breach of any of the Tax Warranties or under the Tax Deed, such Claim has been served upon the relevant Sellers by the Buyer not later than 16:00 hours on the seventh (7th) anniversary of the date hereof and the liability of the Sellers for any Claim specified in such notice shall absolutely determine and cease if legal proceedings have not been instituted in respect of such Claim by the due service of process on the relevant Sellers within six (6) Months of the date of such written notice.

For the purpose of this paragraph 2.1 legal proceedings shall not be deemed to have been commenced unless they shall have been properly issued and validly served upon the relevant Seller.

2.2	Accounting Policies

2.2.1	The Sellers shall not be liable in respect of any Claim (other than a Claim under the Tax Deed) to the extent that such Claim arises or is increased as a result of any change made after Completion in any accounting or policies, practices or methods, or the length of any accounting period for Tax purposes, of the Buyer or either Group Company.

2.2.2	The Sellers shall not be liable in respect of any Claim (other than a Claim under the Tax Deed) to the extent that provision for such Claim has been accounted for in the calculation of the Consideration.

2.3	Insurance

The Sellers shall not be liable in respect of any Claim to the extent that the amount of such Claim is covered by any policy of insurance in force immediately prior to the date of this Agreement and the loss or damage suffered by either Group Company forming the basis of the Claim in question under the relevant insurance policy has been recovered by either Group Company.

2.4	Escrow Sum

The provisions of Part 9 of the Schedule shall govern the payment of sums from the Escrow Account.

3.	CONDUCT OF CLAIMS

3.1	Notification

The Buyer shall (and shall procure that such Group Company shall), subject to paragraph 2.1:

(a)	give notice to the relevant Sellers of:

(i)	any fact, matter, event or circumstance which comes to its notice or to the notice of the Buyer or the Group with may give rise to any Claim;

(ii)	any Claim, stating details (to the extent then available) of the matter in respect of which the Claim is made (and without proof) including an estimate of the amount of such Claim, if available to the Buyer; and

(iii)	whereby it appears the Buyer or the Group shall become or may become entitled to recover from some other person a sum which is referable to a payment already made to the Buyer in respect of a Settled Claim;

(b)	consult with, and take reasonable notice of any representations of, the Sellers before making any admission of liability, agreement or compromise with any person, body or authority in relation to that matter referred to in paragraph (a);

(c)	in relation to any matter referred to in paragraph (a), provide reasonable access at reasonable times to the personnel and premises of the Buyer and the Group Companies and to any relevant information, documents, accounts and records within the power or control of the Buyer and/or either Group Company (irrespective of how such information and documentation is recorded or stored) as the Sellers shall reasonably request in connection therewith to enable the Sellers and their advisers to examine such premises, documents, accounts and records and to take copies at their own expense (except where, in each case, to do so would or might breach or endanger the Buyer’s or either Group Company’s legal privilege in any documents, accounts and records);

(d)	In the event that either:

(i)	the relevant Sellers and the Buyer agree the amount of any Claim in writing; or

(ii)	the arbiters appointed pursuant to Clause 10.2 grant an award in favour of the Buyer in respect of any Claim and no right of challenge lies in respect of such award or the parties are debarred whether by the passage of time or otherwise from exercising any such right of appeal, such Claim (or, if different, the amount fixed by the tribunal) shall become a Settled Claim and an amount equal thereto, together with an amount equal to interest accrued thereon in accordance with the provisions of the Escrow Agreement, shall become payable to the Buyer out of the Escrow Account in accordance with the provisions of the Escrow Agreement.

(e)	The provisions of this paragraph 3.1 shall not apply to a Claim under the Tax Deed.

3.2	Third Party Claims

3.2.1	If the relevant Claim is a result of, or in connection with, a claim by, or liability to a third party other than in respect of Tax, a Tax Warranty and a Claim under the Tax Deed (a Third Party Claim), then the Buyer shall:

(a)	give the Sellers and their professional advisers reasonable access at reasonable times to the personnel and premises of the Buyer and/or either Group Company and to any relevant information, documents, accounts and records within the power or control of the Buyer and/or either Group Company (irrespective of how such information and documentation is recorded or stored) as the Sellers shall reasonably request in connection therewith to enable the Sellers and their advisers to examine such premises, documents, accounts and records and to take copies at their own expense, (except where, in each case, to do so would or might breach or endanger the Buyer’s or either Group Company’s legal privilege in any documents, accounts and records);

(b)	subject to being indemnified by the Sellers against any liability, costs, damages and expenses incurred in doing so, take or procure such action to be taken which the Sellers shall reasonably request to avoid, dispute, resist, appeal, compromise or defend such Third Party Claim or any adjudication in respect of such Third Party Claim;

3.2.2	Where the Buyer or the Group is or may be entitled to make recovery from some other person any sum in respect of any facts or circumstances by reference to which the Buyer has or may have a Claim in respect of the Warranties (other than in relation to Tax) the Buyer shall and shall procure that its Affiliates and the relevant Group Company shall:

(a)	not settle or compromise any liability or claim to which such action is referable without the prior written consent of at least two (2) of the Founders, and if only approved by two (2) Founders such two (2) Founders shall include Mr Davie, and in each case which consent shall not be unreasonably withheld or delayed; and

(b)	in respect of a Settled Claim and subsequent to the making of such payment the Buyer’s Group becomes or shall become entitled to recover from some other person a sum which is referable to that payment only, promptly repay to the Founders an amount equal to the amount so recovered or, if lower, the amount paid to the Buyer in respect of any Settled Claim.

3.2.3	If the relevant Claim is as a result of, or in connection with, a claim by, or liability to a third party in respect of Tax (a Third Party Tax Claim), then the provisions of clause 8 of the Tax Deed shall apply as though references in the Tax Deed to “Covenantor” are references to the Warrantors, references to Claim are references to a Claim as defined in this Agreement and the reference to “such written details” in clause 8 of the Tax Deed is a reference to details given under paragraph 2.1.

4.	MITIGATION

The Buyer shall take and shall procure that each relevant Group Company shall take all reasonable steps to mitigate any loss or liability which is or might become the subject of a Claim.

5.	DOUBLE RECOVERY

The Buyer shall not be entitled to recover from the Sellers damages or otherwise obtain reimbursement or restitution in respect of any Claim more than once in respect of the same damage suffered.

6.	CONTINGENT LIABILITIES

If any Claim arises by reason of a liability of the Company which is a contingent liability when the Claim in respect thereof is notified to the Sellers, then the Sellers shall not be obliged to make any payment to the Buyer until such time as the contingent liability ceases to be contingent and becomes an actual liability and is due and payable.

7.	GENERAL

7.1	The Sellers shall have no liability for all and any Claims (other than Claims under the Tax Deed) in respect of which there would be a breach by the Buyer of its warranty under Clause 5.5.2.

7.2	The Sellers shall have no liability for all and any Claim (whether based in contract, tort or otherwise) to the extent that:

7.2.1	the Claim (if it is only under the Tax Warranties) would not have arisen but for an act, omission or transaction of the Buyer or the Group otherwise than in the ordinary course of trading of the Group as at present carried on or which would not have arisen but for any claim, election or surrender or disclaimer made or omitted to be made or notice or consent given or omitted to be given by the Buyer or the Group under the provisions of any statutes relating to Tax;

7.2.2	allowance, provision or reserve in respect of the matter giving rise to a Claim shall have been made in both the Accounts and the Management Accounts or in the Management Accounts only or to the extent that the matter giving rise to such claim shall have been noted or taken into account in both the Accounts and the Management Accounts or in the Management Accounts only;

7.2.3	the Claim occurs wholly or partly out of or the amount thereof is increased as a result of:

(a)	any change in the accounting principles or practices of the Buyer or the Group introduced or having effect after the date of this Agreement, except where such change is required in order to comply with UK GAAP or any other generally accepted accounting principles or standards (as the case may be) which were not complied with prior to the date of this Agreement; or

(b)	any increase in the rates of Tax made after the date hereof; or

(c)	any change in Applicable Law or in its interpretation or administration by the courts, by a Tax Authority or by any other fiscal, monetary or regulatory authority (whether or not having the force of law); or

7.2.4	the Claim is in respect of Tax which arises in respect of the ordinary course of business of any relevant Group Company after the Accounts Date.

7.3	No Claim in respect of any Warranty relating to Tax shall be made:

7.3.1	in the case of a Claim in respect of an actual payment of Tax or the loss or set off of a relief against Tax, prior to the date on which a payment of Tax becomes finally due and payable under or in consequence of the claim for Tax in question; or

7.3.2	in the case of a Claim in respect of the loss of or reduction of a right to repayment of Tax, prior to the day on which any repayment or increased repayment of taxation which, but for such claim for Tax would have been available, would have been due.

7.4	The provisions of paragraphs 7.1 to 7.3 inclusive shall not apply to any Claim under the Tax Deed.

7.5	Any Settled Claims shall be paid out of any sums in the Escrow Account and only to the extent that such sums in the Escrow Account shall have been exhausted (or if the aggregate of the Settled Claims exceeds the sums in the Escrow Account) shall the Buyer pursue payment of any Settled Claim from the assets of the Founders.

PART 6

INTELLECTUAL PROPERTY

PART 6A

REGISTERED IP

PART 6B

MATERIAL UNREGISTERED IP

None.

PART 6C

IP LICENCES FROM THIRD PARTIES

None.

PART 6D

IP LICENCES TO THIRD PARTIES

PART 7

THE PROPERTIES

PART 7A

THE PROPERTIES

PART 7B

THE FOREIGN PROPERTIES

PART 8

EMPLOYEES

PART 8A

EMPLOYEES OF THE GROUP

Remainder of page left intentionally blank, list attached overleaf

PART 8B

KEY PERSONNEL

PART 9

ESCROW PROVISIONS

1.	For the purposes of this Part 9 of the Schedule, the following terms shall have the following meanings:

(a)	Determined means in respect of a Relevant Claim, liability for that Relevant Claim which has:

(i)	been agreed between the Buyer and the relevant Founders; or

(ii)	been adjudicated upon by a Legal Expert or arbiters pursuant to Clause 10.2 and Determination shall be defined accordingly;

(b)	Escrow Account means the interest bearing British Pound deposit account in the joint names of the Buyer and the Founders to be maintained by the Escrow Agent in accordance with the Escrow Agreement;

(c)	Escrow Period means the period of thirty-six (36) Months after the Completion Date;

(d)	Escrow Release Date means:

(i)	in respect of two million British Pounds (£2,000,000) of the Escrow Sum, one (1) year after the Completion Date;

(ii)	in respect of one million five hundred thousand British Pounds (£1,500,000) of the Escrow Sum, two (2) years after the Completion Date; and

(iii)	in respect of five hundred thousand British Pounds (£500,000) of the Escrow Sum, three (3) years after the Completion Date;

(e)	Final Liability Amount means the amount for which any Relevant Claim (or an Unresolved Claim) has been Determined in favour of the Buyer;

(f)	Legal Expert is defined in paragraph 5;

(g)	Legal Expert Determination Amount is defined in paragraph 5;

(h)	Relevant Claim means any claim (incorporating a Relevant Claim Estimate) by the Buyer against the Warrantors in respect of the Tax Deed or this Agreement or the Warranties (including any claim that has been notified to the relevant Sellers but that is contingent only), provided that, in respect of the five hundred thousand British Pounds referred to in paragraph (d)(iii), a claim may only be made against this amount in respect of the indemnity referred to in Clause 2.1(f) of the Tax Deed;

(i)	Relevant Claim Estimate means the Buyer’s reasonable estimate of the amount of a Relevant Claim specifying in as much reasonable detail as is available to the Buyer the circumstances of the Relevant Claim;

(j)	Scheduled Escrow Release Amounts means:

(i)	on the Escrow Release Date falling one (1) year after the Completion Date, two million British Pounds (£2,000,000);

(ii)	on the Escrow Release Date falling two (2) years after the Completion Date, one million five hundred thousand British Pounds (£1,500,000); and

(iii)	on the Escrow Release Date falling three (3) years after the Completion Date, five hundred thousand British Pounds (£500,000);

(k)	Scheduled Remaining Escrow Sum means the amount that would be in the Escrow Account immediately following any Escrow Release Date if all Scheduled Escrow Release Amounts up to that time had been released; and

(l)	Unresolved Claim means a Relevant Claim (incorporating a Relevant Claim Estimate) that has not been Determined.

2.	Upon a Relevant Claim being Determined during the period prior to the expiry of the Escrow Period, the Buyer (through Lufkin Industries, Inc.) and the Founders shall instruct the Escrow Agent to pay, on the next Business Day immediately following the date of receipt of such instruction, the Final Liability Amount in respect of such Relevant Claim from the Escrow Account to the Buyer in satisfaction of the Relevant Claim. If the amount standing to the credit of the Escrow Account is less than the Final Liability Amount in respect of such Relevant Claim then the outstanding amount of such liability shall be paid by the Founders to the Buyer in accordance with the Determination.

3.	If, on any Escrow Release Date:

(a)	no Relevant Claim shall have been notified by the Buyer to the Founders, the Buyer (through Lufkin Industries, Inc.) and the Founders shall instruct the Escrow Agent to pay to the Sellers’ Solicitors, on the next Business Day immediately following the date of receipt of such instruction, the applicable Scheduled Escrow Release Amount standing to the credit of the Escrow Account by way of telegraphic transfer of funds for same day value to a bank account nominated by the Founders; or

(b)	any Relevant Claim has been notified by the Buyer to the Founders and is, as at that date, an Unresolved Claim, then:

(i)	where the sum of the Relevant Claim Estimates in respect of all such Unresolved Claims is equal to or in excess of the amount standing to the credit of the Escrow Account, no payment shall be made to the Founders out of the Escrow Account on such Escrow Release Date save as provided for in this Part 9 of the Schedule; or

(ii)	where the sum of the Relevant Claim Estimates in respect of all such Unresolved Claims is less than the amount standing to the credit of the Escrow Account but more than the Scheduled Remaining Escrow Sum immediately after such Escrow Release Date, then the Buyer (through Lufkin Industries, Inc.) and the Founders shall instruct the Escrow Agent to pay to the Sellers’ Solicitors, on the next Business Day immediately following the receipt of such instruction, an amount equal to the difference between the amount standing to the credit of the Escrow Account and the sum of all such Relevant Claim Estimates by way of telegraphic transfer of funds for same day value to a bank account nominated by the Seller.

4.	The Founders shall have twenty (20) Business Days after each Escrow Release Date to accept or dispute, in respect of each Unresolved Claim, the continued retention of the amount of the Relevant Claim Estimate applicable thereto. Failing dispute by at least three (3) of the Founders within such period, the Founders shall be deemed to have accepted such retention pending the Unresolved Claim in question being Determined. Such an acceptance shall be without prejudice to the Founders’ right to dispute the Unresolved Claim and shall not constitute an admission thereof.

5.	If at least three (3) of the Founders notify the Buyer, within the period referred to in paragraph 4 that they dispute the continued retention in the Escrow Account of the amount of any Relevant Claim Estimate after either Escrow Release Date, such dispute may, unless resolved by the Founders and the Buyer, within a period of fifteen (15) Business Days from the date of such notification, be referred by the Founders or the Buyer to the decision of an independent firm of solicitors (the Legal Expert) to be appointed (in default of nomination by agreement between the Founders and the Buyer) by the President for the time being of the Law Society of Scotland on the written application of the Founders or of the Buyer (whichever applies first). The Legal Expert shall be required to determine on a prima facie basis whether the Relevant Claim is bona fide and, if it is, the amount of the likely prima facie liability of the Founders thereunder (the Legal Expert Determination Amount).

6.	The amount to be retained in the Escrow Account in respect of any Relevant Claim following a Legal Expert determination shall be the Legal Expert Determination Amount. Where the Legal Expert Determination Amount is less than the Relevant Claim Estimate, the Buyer (through Lufkin Industries, Inc.) and the Founders shall, within five (5) Business Days of the Legal Expert determination, instruct the Escrow Agent to pay to the Sellers’ Solicitors, on the next Business Day immediately following the date of the receipt of such instruction, an amount equal to the difference by way of telegraphic transfer of funds for same day value to a bank account nominated by the Founders, provided that such transfer shall be capped at the amount that shall result in there being an amount not less than the applicable Scheduled Remaining Escrow Sum in the Escrow Account.

7.	Any Legal Expert Determination shall be binding on the Buyer and the Founders for the purposes of determining whether there is to be continued retention of the Relevant Claim Estimate (or any proportion thereof) and the amount thereof, but shall neither be binding on, nor admissible as between, the Buyer and the Founders in any dispute or proceeding concerning the Relevant Claim itself or concerning any other Relevant Claim.

8.	If any Relevant Claim is referred to the Legal Expert pursuant to paragraph 5:

(a)	The Legal Expert shall act as an expert and not as an arbitrator and neither the Arbitration Act 1996 nor the Arbitration (Scotland) Act 2010 nor any earlier or later enactments on arbitration shall apply. The Legal Expert’s decision shall (in the absence of fraud or manifest error) be final and binding on the Parties for all the purposes of this Agreement;

(b)	the Founders and the Buyer shall request the Legal Expert to notify his decision to the Founders and the Buyer in writing (stating reasons) within twenty (20) Business Days of being instructed;

(c)	the Founders and the Buyer shall within ten (10) Business Days of the appointment of the Legal Expert each submit to him a written submission of its case and, if so directed by the Legal Expert, shall attend any hearing before him and oral submissions as required by him;

(d)	without prejudice to their respective obligations set out in paragraph 8(b), the Founders and the Buyer shall each use all reasonable endeavours to co-operate with the Legal Expert in resolving the matters in dispute, and for that purpose shall provide to him all such information and documentation as he may reasonably require;

(e)	the Legal Expert shall have the right to seek such professional assistance and advice as he may require in fulfilling his duties; and

(f)	the fees of the Legal Expert (and any professional fees incurred by him) shall be borne as the Legal Expert shall direct but each of the Founders and the Buyer shall be responsible for their own costs of presenting its case to the Legal Expert. If the Legal Expert fails to make a direction in respect of such fees, the Buyer and the Founders shall bear one half of such fees each.

9.	Subject to paragraph 8(a), where following any Escrow Release Date, there ceases to be any Relevant Claims (including Unresolved Claims) remaining and there is an amount standing to the credit of the Escrow Account in excess of the Scheduled Remaining Escrow Account, the Buyer (through Lufkin Industries, Inc.) and the Founders shall, within five (5) Business Days following the date of on which there are no Relevant Claims remaining, instruct the Escrow Agent to pay to the Sellers’ Solicitors, on the next Business Day immediately following the date of receipt of such instruction, an amount equal to the amount by which the balance standing to the credit of the Escrow Account is in excess of the Scheduled Remaining Escrow Sum by way of telegraphic transfer of funds for same day value to a bank account nominated by the Founders.

10.	The amount of the Escrow Sum shall not be regarded as imposing any limit on the amount of any Relevant Claim. If an amount in respect of a Relevant Claim is not satisfied in full from the Escrow Sum, such Relevant Claim (to the extent not so satisfied) shall remain fully enforceable against the Founders subject to the terms of this Agreement.

11.	The Escrow Sum shall be the first source, but not the sole source, to satisfy any claim by the Buyer in respect of a Relevant Claim.

12.	Notwithstanding the foregoing provisions of this Part 9 of the Schedule, the Buyer shall not be entitled to the release to it of an amount from the Escrow Account in respect of a Relevant Claim to the extent that the Buyer has already made recovery in respect of that Relevant Claim pursuant to any other provision of this Agreement or otherwise in respect of such an amount.

13.	The operation of this Part 9 of the Schedule in respect of Relevant Claims shall for the avoidance of doubt be subject to the limitations set out in Part 5 of the Schedule.